================================================================================
       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION JUNE 5, 2002
                                                      REGISTRATION NO. 333-68088



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 6 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------


                          ACTIVE IQ TECHNOLOGIES, INC.
               (Exact name of registrant as specified in charter)

            MINNESOTA                                       41-2004369
  (State or other jurisdiction                           (I.R.S. employer
of incorporation or organization)                     identification number)

                          5720 SMETANA DRIVE, SUITE 101
                           MINNETONKA, MINNESOTA 55343
                                 (952) 345-6600
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                                        COPIES TO:
       MR. D. BRADLY OLAH                         WILLIAM M. MOWER, ESQ.
     CHIEF EXECUTIVE OFFICER                   CHRISTOPHER J. MELSHA, ESQ.
  ACTIVE IQ TECHNOLOGIES, INC.              MASLON EDELMAN BORMAN & BRAND, LLP
  5720 SMETANA DRIVE, SUITE 101                  3300 WELLS FARGO CENTER
   MINNETONKA, MINNESOTA 55343              MINNEAPOLIS, MINNESOTA 55402-4140
    TELEPHONE: (952) 345-6600                   TELEPHONE: (612) 672-8200
    FACSIMILE: (952) 345-6601                   FACSIMILE: (612) 672-8397

APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED DISTRIBUTION: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               OFFERING PROSPECTUS


                          ACTIVE IQ TECHNOLOGIES, INC.


                      5,209,979 CLASS B REDEEMABLE WARRANTS
                        8,727,035 SHARES OF COMMON STOCK

         The selling security holders identified on pages 31-43 of this prospectus are offering the following securities on a resale basis:

         - 5,209,979 Class B Redeemable Warrants, each of which entitles the holder thereof to purchase, at any time until April 30, 2006, one share of our common stock at a price of $5.50 per share, subject to adjustment. The warrants are redeemable for $.01 per warrant, upon 30 days' notice, any time after April 30, 2002 following a period of 14 consecutive days in which the average closing bid price of our common stock exceeds $7.50 per share, subject to adjustment; and

         - 8,727,035 shares of our common stock, including 5,209,979 shares issuable upon the exercise of our Class B Redeemable Warrants.

         We are also offering 5,209,979 shares of our common stock issuable upon exercise of the Class B Redeemable Warrants by persons (and their assigns) who purchase those warrants from the selling security holders identified in this prospectus.


         Our common stock is listed on the Nasdaq Small Cap Market under the symbol "AIQT." On June 4, 2002, the last sale price for our common stock as reported on the Nasdaq Small Cap Market was $1.41. We have applied for listing of our Class B Redeemable Warrants on the Nasdaq Small Cap Market under the symbol "AIQTZ."


                                ----------------

    THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                ----------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.









                 The date of this Prospectus is         ,  2002.

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
Prospectus Summary .......................................................................................        3
Risk Factors .............................................................................................        7
Note Regarding Forward-Looking Statements ................................................................       14
Business .................................................................................................       15
Selected Financial Data ..................................................................................       22
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................       23
Selected Quarterly Financial Data ........................................................................       30
Use of Proceeds ..........................................................................................       31
Selling Security Holders .................................................................................       31
Plan of Distribution......................................................................................       44
Description of Common Stock ..............................................................................       47
Description of Class B Redeemable Warrants ...............................................................       48
Disclosure of Commission Position On Indemnification
    For Securities Act Liabilities .......................................................................       49
About this Prospectus ....................................................................................       49
Where You Can Find More Information.......................................................................       49
Legal Matters ............................................................................................       50
Experts ..................................................................................................       51


                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus and the documents incorporated in this prospectus by reference in their entirety.

                                   OUR COMPANY

         We provide accounting software and hosted content management solutions to the small to medium-sized business market, known as the "SME market." Our solutions address existing legacy applications, general business requirements and select vertical markets.

         We offer traditional accounting and financial management software solutions through Red Wing Business Systems, Inc. and Champion Business Systems, Inc., our recently-acquired and wholly-owned subsidiaries. Through an exclusive worldwide-hosted licensing agreement with Stellent, Inc., we also develop hosted content management solutions in selected vertical markets using Stellent's Content Management software.

         We were originally incorporated in Colorado in December 1992 under the name Meteor Industries, Inc. On April 30, 2001, immediately prior to the effective time of a reverse merger transaction between activeIQ Technologies Inc. and Meteor Industries, we reincorporated under Minnesota law and changed our name to Active IQ Technologies, Inc. Our executive offices are located at 5720 Smetana Drive, Suite 101, Minnetonka, Minnesota 55343 and our telephone number is (952) 345-6600. Our Internet site is www.activeiq.com.

                               RECENT DEVELOPMENTS

ACQUISITIONS

         On April 30, 2001, Meteor Industries, Inc. (our predecessor), activeIQ Technologies Inc. and AIQ, Inc., a wholly-owned subsidiary of Meteor Industries, closed on a triangular merger transaction whereby activeIQ Technologies ("Old AIQ") merged with and into AIQ, Inc. Immediately prior to the merger with Old AIQ, Meteor Industries sold all of its assets relating to its former business, having only the cash and a note receivable from that sale as its only assets at the time of the merger. In the merger, the shareholders of Old AIQ received one share of Meteor Industries common stock for each share of common stock in Old AIQ held, plus two Class B Redeemable Warrants for every three shares of Old AIQ common stock held by such shareholder. (For a complete description of the terms of the warrants, see "Description of Class B Redeemable Warrants.") Immediately following the merger, the Old AIQ shareholders held approximately 50 percent of our outstanding common stock. Since Meteor Industries had only monetary assets and no operations at the effective time of the merger, the transaction was accounted for as the issuance of stock by Old AIQ in exchange for the monetary assets of Meteor Industries. Since its inception in April 1996 through the fiscal year ended December 31, 2000, Old AIQ was a development stage company. Because Old AIQ was treated as the acquiring company in the merger for accounting purposes, when we discuss or refer to business and financial information in this prospectus relating to dates prior to the merger, we are referring to Old AIQ's business and financial information, unless otherwise stated.


         As mentioned above, immediately prior to the merger with Old AIQ, Meteor Industries sold all of its assets relating to its gas and oil distribution business to Capco Energy, Inc., which at the time was one of Meteor industries' significant shareholders. In consideration for these assets, Capco Energy delivered to Meteor Industries approximately $4.6 million in cash, a promissory note in the amount of $500,000 (which was satisfied in full in May
2002), and 100,833 shares of our common stock, which were immediately canceled. As a result of the sale of its assets to Capco Energy, Meteor Industries discontinued all of its operations in the petroleum and gas distribution business and adopted the business plan of Old AIQ. The primary reason for Meteor's decision to exit the oil and gas distribution business was because Meteor's operations were no longer able to generate the cash flow necessary to conduct its business. Meteor had generally grown its business through acquisitions, which were paid for in either cash or stock. However, as Meteor's business operations demanded more working capital in order to offset the increased price of petroleum products, it had less working capital to use toward acquisitions. Moreover, Meteor was never able to generate sufficient interest in its stock to be able to use it as attractive consideration in acquisitions. Since Meteor believed that it no longer had a ready means by which to fund the acquisitions that were central to its business development, its board of directors believed it was prudent to sell its business operations.

         In June 2001, we acquired all of the outstanding capital stock of Red Wing Business Systems, Inc., a Minnesota corporation, which is now our wholly-owned subsidiary. Red Wing Business Systems develops, markets and distributes accounting software applications to the SME market, and particularly to users in the agricultural industry. In exchange for all of the shares of Red Wing Business Systems, we issued an aggregate of 400,000 shares of our common stock and paid at closing a total of $400,000 to the company's former shareholders. We were also obligated to make three more payments of $400,000 each to such shareholders, payable on December 6, 2001, June 6, 2002 and December 6, 2002, respectively, and we timely satisfied the December 6, 2001 payment. We further agreed to register the resale of the 400,000 shares issued to the former shareholders of Red Wing Business Systems. However, the former shareholders entered into a lock-up agreement in which 75 percent of the shares cannot be sold or otherwise transferred (subject to limited exceptions), except that every 3 months following the effective date of the registration statement covering the resale of the shares, 12.5 percent of such shares would no longer be subject to any restriction on transfer.


         Effective September 18, 2001, we completed our acquisition of Champion Business Systems, Inc., a Denver, Colorado-based accounting software company that now operates as our wholly-owned subsidiary. Champion Business Systems develops, integrates and supports accounting and business management software, primarily focusing on small and growing businesses. As consideration for the acquisition, we paid an aggregate of approximately $512,000 in cash to the former shareholders of Champion Business Systems, plus we issued an aggregate of 299,185 shares of our common stock and promissory notes for an aggregate principal amount of approximately $1 million. The promissory notes required four equal installment payments in January 2002, May 2002, September 2002 and January 2003, the first of which we have paid. We have not yet paid the May 2002 installment and are currently negotiating an extension of this payment.


         On October 10, 2001, we acquired all of the outstanding capital stock of FMS Marketing, Inc., a New Lenox, Illinois-based software company doing business as FMS/Harvest. FMS Marketing is a provider of accounting software for use in the farming and agriculture industry. As consideration for FMS Marketing's stock, we paid $300,000 in cash, issued 6-month promissory notes in the amount of $300,000 and an aggregate of 250,000 shares of our common stock. Effective December 31, 2001, we merged FMS Marketing into Red Wing Business Systems.


         In May 2002, we paid an aggregate of $30,000 in satisfaction of the FMS notes and the noteholders agreed to extend the due date of the remaining principal amount until December 2002. In exchange for this extension, we agreed to pay interest on the unpaid principal at the rate of 12.5 percent and allow the noteholders the option of converting the unpaid principal and accrued interest into shares of our common stock. The conversion price is equal to 90 percent of the average closing sale price of our common stock for the 5 day period preceding conversion.


CHANGES IN MANAGEMENT

         Effective November 20, 2001, our board of directors appointed Wayne W. Mills as a director. Mr. Mills, our company's largest shareholder, is the president and owner of Blake Capital Partners, LLC, an investment and consulting company providing seed capital and services to early stage businesses. Since February 2002, Mr. Mills also served as president, chief executive officer and director of Metalclad Corporation. Prior to forming Blake Capital Partners in 1999, Mr. Mills was an investment banker and stock broker for more than 18 years at R.J. Steichen & Company (now known as Miller Johnson Steichen Kinnard, Inc.). Steven A. Weiss, Steven Levine and Ken Kaufman resigned from our Board of Directors effective as of November 29, 2001, December 13, 2001 and January 11, 2002, respectively.

         Pursuant to an agreement dated November 27, 2001, Kenneth W. Brimmer, our Chairman, Chief Executive Officer and Chief Financial Officer, resigned from his positions as Chief Executive Officer and Chief Financial Officer effective December 1, 2001, although he remains our Chairman. We also agreed to pay to an entity wholly-owned by Mr. Brimmer the sum of $250,000, which represented the bonus Mr. Brimmer earned for raising at least $12 million in equity capital, as provided for in his employment agreement. In exchange for this payment, Mr. Brimmer waived his right to receive any severance or other payments that may be due him in accordance with his employment agreement. We also agreed to vest the remaining unvested portions of options held by Mr. Brimmer, representing the right to purchase 260,000 shares of our common stock, in addition to the 190,000 shares that were already vested under Mr. Brimmer's option grants. Following Mr. Brimmer's resignation, D. Bradly Olah, our President, was also appointed Chief Executive Officer.


         On May 16, 2002, we announced that we had appointed Jeffrey M. Traynor as our Chief Financial Officer. Prior to joining our company, Mr. Traynor was Senior Vice president and Chief Financial Officer at techies.com, inc. from November 1998 until May 2001, after which time he owned and operated JMT Consulting, a consulting company.


                                  RISK FACTORS

         For a discussion of some of the risks you should consider before purchasing our Class B Redeemable Warrants or our common stock, you are urged to carefully review and consider the section entitled "Risk Factors" beginning on page 7 of this prospectus.

                                  THE OFFERING

         The selling security holders identified on pages 31-43 of this prospectus are offering a total of 5,209,979 Class B Redeemable Warrants on a resale basis, of which 2,935,979 warrants were issued in connection with the Meteor Industries-Old AIQ merger. Also included are 300,000 warrants issued to two investors in a private placement of units of our securities; 370,000 warrants issued in connection with a January 2001 private placement; 100,000 warrants issued as fees for services provided by consultants to Meteor Industries; 1,000,000 warrants issued to financial advisors in connection with the Meteor Industries-Old AIQ merger, 54,000 warrants issued upon exercise of an underwriter's warrant, all of which were later exchanged for Class B Warrants, and 450,000 warrants issued as consideration to a consultant retained by us. Each Class B Redeemable Warrant entitles the holder thereof to purchase one share of our common stock at a price of $5.50 per share, subject to adjustment. The warrants expire on April 30, 2006 and may be redeemed by us at a price of $.01 per warrant any time after April 30, 2002 following a period of 14 consecutive days in which the average closing bid price of our common stock exceeds $7.50 per share.

         The selling security holders identified on pages 36-43 of this prospectus are offering a total of 8,727,035 shares of our common stock on a resale basis as follows:

       - 5,209,979 shares of our common stock issuable upon the exercise (by the selling security holders) of our Class B Redeemable Warrants;

       - 400,000 shares of our common stock issued in a private placement in connection with our acquisition of Red Wing Business Systems, Inc.;

       - 500,000 shares of our common stock issued to investors in a private placement of units of our securities;

       - 365,000 shares of our common stock issued in January 2002 upon conversion of our Series B Convertible Preferred Stock;

       - 1,083,810 shares of our common stock held by certain of our other shareholders; and

       - An aggregate of 1,168,246 shares of our common stock issuable upon the exercise of the following warrants:

            - 500,000 shares issuable upon the exercise (at an exercise price of $3.00 per share) of warrants issued to financial advisors in connection with the Meteor Industries-Old AIQ merger;

            - 365,000 shares issuable upon the exercise (at a price of $2.50 per share) of warrants issued upon the conversion of our Series B Convertible Preferred Stock.

            - 250,000 shares issuable upon the exercise (at a price of $7.50 per share) of a warrant issued as consideration to a consultant retained by us;

            - 33,246 shares issuable upon the exercise (at a price of $2.75 per share) of warrants issued to selling agents in connection with a 2000 private placement; and

            - 20,000 shares issuable upon the exercise (at a price of $2.75 per share) of a warrant issued in connection with an August 2000 bridge financing.

       In addition, by this prospectus we are also offering 5,209,979 shares of our common stock issuable upon exercise of the Class B Warrants by persons (and their assigns) who purchase those warrants from the selling security holders identified in this prospectus.

         For a complete description of the terms and conditions of our Class B Redeemable Warrants, as well as our common stock, you are referred to the sections in this prospectus entitled "Description of Class B Redeemable Warrants" and "Description of Capital Stock."


           Class B Redeemable Warrants offered ..........................    5,209,979 warrants

           Common stock offered .........................................    8,727,035 shares

           Common stock outstanding before the offering(1) ..............    11,646,345 shares

           Common stock outstanding after the offering(2) ...............    18,078,570 shares

           Common Stock Nasdaq symbol ...................................    AIQT

           Class B Redeemable Warrant Nasdaq symbol(3) ..................    AIQT Z


--------------
(1) Based on the number of shares outstanding as of May 30, 2002, not including (a) 7,790,956 shares issuable upon exercise of certain warrants, including the Class B Warrants; or (b) 3,967,551 shares reserved for issuance under various stock option agreements, including those issued under our stock option plans.


(2) Assumes the issuance of all shares offered hereby that are issuable upon the exercise of warrants.

(3) We have applied for listing of the Class B Redeemable Warrants on the Nasdaq Small Cap Market, but have not yet obtained approval.

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK IS VERY RISKY. YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT. PRIOR TO MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY REVIEW THIS ENTIRE PROSPECTUS AND CONSIDER THE FOLLOWING RISK
FACTORS:

                         RISKS RELATING TO THIS OFFERING

AN ACTIVE TRADING MARKET MAY NEVER DEVELOP FOR OUR CLASS B REDEEMABLE WARRANTS AND TRADING PRICES ARE UNCERTAIN.

         There is presently no public market for our Class B Redeemable Warrants and there can be no assurance that one will ever develop, or, if developed, that it can be maintained. We have filed a registration statement with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 and an initial listing application with the Nasdaq Stock Market in order to have the warrants listed on the Nasdaq Small Cap Market. Even if the listing application were approved and our Class B Redeemable Warrants were quoted on the Small Cap Market, the prices at which the warrants trade may fluctuate significantly. Prices for our Class B Redeemable Warrants will be determined in the marketplace and may be influenced by many factors, including, without limitation, (1) the depth and liquidity for the Class B Redeemable Warrants, (2) investors' perceptions of our Class B Redeemable Warrants and our company, in general, and (3) general economic and market conditions.

THE CLASS B REDEEMABLE WARRANTS MAY NEVER BE LISTED ON THE NASDAQ SMALL CAP MARKET.

         Although we have applied for listing of our Class B Redeemable Warrants on the Nasdaq Stock Market's Small Cap Market System, there can be no assurance that listing will be approved or, if approved, that an active public market will develop or be sustained. If we fail to satisfy Nasdaq's requirements to maintain listing on Nasdaq in the future, our Class B Redeemable Warrants will likely trade in the over-the-counter market in either the OTC Bulletin Board or in the so-called "pink sheets." Consequently, it will be more difficult for an investor to trade the warrants. In addition, if we are unable to satisfy Nasdaq's requirements for continued listing, our Class B Redeemable Warrants would become subject to the rules promulgated under the Securities Exchange Act of 1934 relating to "penny stocks." These rules require brokers who sell securities subject to such rules to persons other than established customers and "institutional accredited investors" to complete certain documentation, making suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the security. Accordingly, these rules may restrict the ability of brokers to sell the securities and may affect the ability of participants in this offering to sell their securities in the secondary market.

WE MAY REDEEM THE CLASS B REDEEMABLE WARRANTS AT A NOMINAL PRICE UPON CERTAIN CONDITIONS.

         We may redeem our Class B Redeemable Warrants at a price of $.01 per warrant at any time after April 30, 2002 following a 14-day period in which the average closing bid price of our common stock exceeds $7.50 per share. We must provide 30 days' written notice to the holders of the Class B Warrants prior to redemption and the shares of common stock issuable upon exercise of the warrants must have been registered under the Securities Act of 1933 or must otherwise be freely tradable. If we redeem the Class B Redeemable Warrants, the holders of the warrants will lose their right to exercise the warrants, except during the 30-day redemption period. Redemption of the Class B Redeemable Warrants could force the holders to exercise the warrants at a time when it may be disadvantageous for the holders to do so or to sell the warrants at the then-prevailing market price or accept the redemption price, which would likely be substantially less then the market price of the warrants at the time of redemption.

A SIGNIFICANT NUMBER OF SHARES ARE OR WILL BECOME AVAILABLE FOR SALE AND THEIR SALE COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

         Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate.

IF WE DO NOT USE THE PROCEEDS FROM THE EXERCISE OF THE CLASS B WARRANTS IN THE MOST EFFICIENT MANNER, OUR BUSINESS MAY SUFFER.

         Assuming the exercise of all 5,209,979 outstanding Class B Redeemable Warrants at the exercise price of $5.50, we will receive proceeds of approximately $28.6 million before expenses. Our management will have broad discretion over the application of such proceeds, however, we cannot guarantee that we will make the best or most efficient use of this money. The failure of our management to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition.


ARTHUR ANDERSEN LLP PREPARED OR CERTIFIED CERTAIN PORTIONS OF THIS PROSPECTUS. IN THE EVENT SUCH PORTIONS ARE LATER DETERMINED TO CONTAIN FALSE STATEMENTS, YOU MAY BE UNABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP.



         Our balance sheet as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the two years ending December 31, 2000 were audited by Arthur Andersen LLP. Arthur Andersen's report dated March 23, 2001 concerning such financial statements is incorporated by reference into this prospectus. In May 2002, Arthur Andersen ceased operations at its Minneapolis, Minnesota office, from which our company was primarily serviced. Accordingly, we are no longer able to obtain a signed, reissued March 23, 2001 report of Arthur Andersen nor their consent to incorporate that report into the registration statement containing this prospectus. Our inability to obtain a signed, reissued report and Arthur Andersen's consent to include such report into this prospectus may prevent you from being able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 if it is later determined that there are false statements contained in any portions of this prospectus that have been prepared or certified by Arthur Andersen.



                         RISKS RELATING TO OUR BUSINESS

WE HAVE NO MEANINGFUL OPERATING HISTORY ON WHICH TO EVALUATE OUR BUSINESS OR PROSPECTS.

         We were a development stage company until January 2001 when we acquired Edge Technologies. Accordingly, we do not have a significant operating history on which you can base an evaluation of our business and prospects. Our business prospects must therefore be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as online commerce, using new and unproven business models. These risks include our:

         - substantial dependence on products with only limited market acceptance;

         -   need to create sales and support organizations;

         -   competition;

         -   need to manage changing operations;

         -   customer concentration;

         -   reliance on strategic relationships; and

         -   dependence on key personnel.

         We also depend heavily on the growing use of the Internet for commerce and communication and on general economic conditions. Our management cannot be certain that our business strategy will be successful or that it will successfully address these risks.

WE ANTICIPATE INCURRING LOSSES FOR THE FORESEEABLE FUTURE.

         For the year ended December 31, 2001, we had a net loss of $9.45 million, and since our inception as Old AIQ in April 1996 through December 31, 2001, we have incurred an aggregate net loss of $12.89 million. As of December 31, 2001, we had total assets of $13.63 million. We expect operating losses to continue for the foreseeable future and there can be no assurance that we will ever be able to operate profitably. Furthermore, to the extent our business strategy is successful, we must manage the transition to higher volume operations, which will require us to control overhead expenses and add necessary personnel.

BECAUSE WE ARE DEPENDENT UPON THIRD-PARTY SYSTEMS AND STRATEGIC RELATIONSHIPS, OUR BUSINESS MAY BE HARMED IF WE DO NOT MAINTAIN THOSE RELATIONSHIPS.

         We license key elements of our hosted solutions offerings from third parties, including Stellent, Inc. (f/k/a IntraNet Solutions, Inc.) from which we license, among other things, its Content Management solution. Termination of these licenses would adversely affect our business.

         We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key software vendors, distribution partners and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, and enhance our sales, marketing and distribution capabilities. If we are unable to develop key relationships or maintain and enhance existing relationships, we may have difficulty selling our products and services.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS WITH OUR BUSINESS PLAN AND TO SIGNIFICANTLY GROW EACH OF THESE BUSINESSES AS A PART OF OUR BUSINESS.

         From June 2001 to October 2001, we acquired Red Wing Business Systems, Inc., Champion Business Systems, Inc. and FMS Marketing, Inc. (which we later merged into Red Wing Business Systems) and we are currently integrating those businesses and products with ours. We may incur unanticipated costs in the course of integrating these businesses. In addition, the integration of Red Wing Business Systems, Champion Business Systems and FMS Marketing with our operations involves the following risks:

         - failure to develop complementary product offerings and marketing strategies;

         - failure to maintain the customer relationships of the acquired businesses;

         -   failure to retain the key employees of the acquired businesses;

         -   failure to effectively coordinate product development efforts;

         - diversion of our management's time and attention from other aspects of our business; and

         - failure to successfully manage operations that are geographically diverse.

         We cannot be sure that we will be successful in integrating and growing the businesses and products of Red Wing Business Systems, Champion Business Systems and FMS Marketing as part of our core business and products. If we are not, our business, operating results and financial condition may be materially adversely affected.

WE WILL REQUIRE FUTURE FINANCINGS IN ORDER TO COMPLETE THE DEVELOPMENT OF OUR PRODUCTS AND SERVICES AND TO IMPLEMENT OUR BUSINESS PLAN. THERE IS NO ASSURANCE THAT SUCH FINANCINGS WILL BE AVAILABLE ON ACCEPTABLE TERMS OR EVEN AT ALL.

         Further financing will be needed in order to complete development of our products, to develop our brand and services and to otherwise implement our business plan. Product development, brand development and other aspects of Internet-related businesses are extremely expensive, and there is no precise way to predict when further financing will be needed or how much will be needed. Moreover, we cannot guarantee that the additional financing will be available when needed. If it is not available, we may be forced to discontinue our business, and your investment in our securities may be lost. If the financing is available only at a low valuation of our company, your investment may be substantially diluted. The continued health of the market for Internet-related securities and other factors beyond our control will have a major impact on the valuation of our company when we raise capital in the future.

POTENTIAL FLUCTUATIONS IN OUR OPERATING RESULTS AND DIFFICULTY IN PREDICTING OUR OPERATING RESULTS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR SECURITIES.

         We expect our anticipated revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to the fact that we have little or no operating history with our new and unproven technology, we may be unable to predict our future revenues or results of operations accurately.

         Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenues relative to its planned expenditures could have an immediate adverse effect on our business and results of operations.

         Lack of operating history and rapid growth makes it difficult for us to assess the effect of seasonality and other factors outside our control. Nevertheless, we expect our business to be subject to fluctuations, reflecting a combination of various Internet-related factors.

OUR MARKETS ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO EFFECTIVELY
COMPETE.

         We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition in the overall Internet, Corporate Intranet and Extranet infrastructure market, as well as the Internet search segments of this market. We will experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

         We compete with a number of companies to provide intelligent software-based solutions, many of which have operated services in the market for a longer period, have greater financial resources, have established marketing relationships with leading online software vendors, and have secured greater presence in distribution channels.

         Our business does not depend on significant amounts of proprietary rights and, therefore, our technology does not pose a significant entry barrier to potential competitors. Additionally, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing services and products offered by us. Also, current and potential competitors have greater name recognition, more extensive customer bases that could be leveraged, and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

BECAUSE THE MARKETS IN WHICH WE COMPETE ARE RAPIDLY CHANGING AND HIGHLY COMPETITIVE, OUR BUSINESS WILL BE HARMED IF WE ARE UNABLE TO DEVELOP AND INTRODUCE SUCCESSFUL NEW APPLICATIONS AND SERVICES IN A TIMELY MANNER.

         Our markets are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We may be unable to develop any products on a timely basis, or at all, and we may experience delays in releasing new products and product enhancements. Material delays in introducing new products and enhancements may cause our customers to forego purchases of our products and purchase those of our competitors.

IF WE ARE UNABLE TO DEVELOP AND GROW OUR SALES AND SUPPORT ORGANIZATIONS, OUR BUSINESS WILL NOT BE SUCCESSFUL.

         We will need to create and substantially grow our direct and indirect sales operations, both domestically and internationally, in order to create and increase market awareness and sales. Our products and services will require a sophisticated sales effort targeted at several people within our prospective customers. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners, including value added resellers. We cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that these distribution partners will devote adequate resources to selling our products. There is also no assurance that the pricing model relating to our Epoxy product will be accepted by our customers.

         Similarly, the anticipated complexity of our products and services and the difficulty of customizing them require highly trained customer service and support personnel. We will need to hire staff for our customer service and support organization. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet.

PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.


         Our authorized capital consists of 39,635,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. As of May 30, 2002, we had 11,646,345 shares of common stock outstanding and a further 14,163,834 shares of common stock have been reserved as follows:



         - 6,450,000 shares for issuance under our stock option plans, of which options relating to 3,967,551 shares are currently outstanding;


         - 5,209,979 shares issuable upon the exercise of outstanding Class B Redeemable Warrants;

         - 690,000 shares issuable upon the exercise of outstanding warrants issued in connection with our initial public offering, which expire on November 30, 2002; and


         - 1,813,855 shares issuable upon the exercise of certain other outstanding privately-issued warrants and options to purchase shares of our common stock.


         The rights of holders of preferred stock and other classes of common stock that may be issued could be superior to the rights of our common shareholders. Our board of directors' ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal.

Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of our common shareholders.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, WE MAY EXPERIENCE OPERATING INEFFICIENCIES AND HAVE DIFFICULTY MEETING THE DEMAND FOR OUR PRODUCTS.

         Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. Rapid growth will place a significant strain on our management systems and resources. We expect that we will need to continually improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

POTENTIAL ACQUISITIONS MAY CONSUME SIGNIFICANT RESOURCES.

         We may continue to acquire businesses that we feel will complement or further our business plan. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired businesses. No assurance can be given as to our ability to consummate any acquisitions or integrate successfully any operations, personnel, services or products that might be acquired in the future, and our failure to do so could have a material adverse effect on our business, financial condition and operating results.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN AND RECRUIT KEY PERSONNEL.

         Our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel. We also expect to continue to add other important personnel in the near future. The loss of any of those individuals may have a material adverse impact on our business. We intend to hire a significant number of sales, support, marketing, and research and development personnel in fiscal 2002 and beyond. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Further, some of these individuals may be either unable to begin or continue working for us because they may be subject to non-competition agreements with their former employers.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY.

         If we are unable to protect our intellectual property, or incur significant expense in doing so, our business, operating results and financial condition may be materially adversely affected. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. We currently have no patents, registered trademarks or service marks, or pending patent, trademark or service mark applications. Without significant patent, trademark, service mark or copyright protection, we may be vulnerable to competitors who develop functionally equivalent products and services. We may also be subject to claims that our products infringe on the intellectual property rights of others. Any such claim may have a material adverse effect on our business, operating results and financial condition.

         Our success and ability to compete are substantially dependent upon our internally developed products and services, which we intend to protect through a combination of patent, copyright, trade secret and trademark law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. As with any knowledge-based product, we anticipate that policing unauthorized use of our products will be difficult, and we cannot be certain that the steps we intend to take to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, will be successful. Other businesses may also independently develop substantially equivalent information.

OUR TECHNOLOGY MAY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS.

         We anticipate that software product developers will be increasingly subject to infringement claims due to growth in the number of products and competitors in our industry, and the overlap in functionality of products in different industries. We also believe that many of our competitors in the intelligent applications business have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. We cannot be certain that these competitors or other third parties will not make a claim of infringement against us with respect to our products and technology. Any infringement claim, regardless of its merit, could be time-consuming, expensive to defend, or require us to enter into royalty or licensing agreements. Such royalty and licensing agreements may not be available on commercially favorable terms, or at all. We are not currently involved in any intellectual property litigation.

         Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. These claims have been brought, and sometimes successfully pressed, against online service providers in the past. Although we carry general liability insurance, that insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

GOVERNMENT REGULATION OF E-COMMERCE IS INCREASING AND THERE ARE MANY UNCERTAINTIES RELATING TO THE LAWS OF THE INTERNET.

         Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. Recent sessions of the United States Congress have resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference into this prospectus are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to us that is based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus and in the documents incorporated by reference into this prospectus, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading "Risk Factors" in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

                                    BUSINESS

OVERVIEW

         Active IQ Technologies, Inc. provides hosted content management solutions and accounting software to the small to medium-sized business market, known as the "SME market." Our solutions address existing legacy applications, general business requirements and select vertical markets.

         We offer traditional accounting and financial management software solutions through Red Wing Business Systems and Champion Business Systems, our recently-acquired and wholly-owned subsidiaries. In March 2002, we granted to an unrelated third party a non-exclusive license to use and distribute our Epoxy Network. Through an exclusive worldwide-hosted licensing agreement with Stellent, Inc., we also develop hosted content management solutions in selected vertical markets using Stellent's Content Management software.

         Our objective is to become a leading provider of hosted software solutions and accounting software to the SME market. To achieve this objective, we intend to pursue the following strategies:

         - provide additional value-added products and services to our existing customers;

         - acquire complimentary businesses; leverage our existing sales channels; and

         - develop and market web-based content management solutions to selected vertical markets.

         We were originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. In April 2001, we reincorporated under Minnesota law.

RECENT ACQUISITIONS

         Meteor Industries-Old AIQ Merger

         Until April 2001, we were engaged in the distribution of oil, gas and other refined petroleum products. On April 30, 2001, however, we completed a series of significant transactions resulting in the disposition of our historical operating assets and adoption of a business plan focused on providing business software and solutions. The primary reason we decided to exit our historical business operations was because our operations were no longer able to generate the cash flow needed to conduct our business. Historically, we had grown our business through acquisitions using either cash or our stock as consideration. As our business operations required more working capital to offset the increased price of petroleum products, we had less working capital to use toward acquisitions. Moreover, we were not able to generate sufficient interest in our stock to continue using it as attractive consideration. Our board of directors therefore determined that it was prudent to sell the operating assets since the company no longer had a means to fund the acquisitions that were central to our business development.


         Accordingly, as the first step in the plan to shift our business operations, we sold all of the outstanding stock of our wholly-owned subsidiary, Meteor Enterprises, Inc., which directly or indirectly owned substantially all of our company's operating assets, to Capco Energy, Inc. At the time of the transaction, Capco was a significant shareholder of our company. In consideration for the sale of Meteor Enterprises, Capco Energy paid approximately $5.1 million consisting of $4.6 million in cash and a 9-month promissory note in the amount of $500,000, which was satisfied in full in May 2002. In addition, Capco also surrendered for cancellation an aggregate of 100,833 shares of our common stock held by it.


         Immediately following the sale of Meteor Enterprises to Capco Energy, we completed a merger transaction in which activeIQ Technologies Inc., a privately-held Minnesota corporation ("Old AIQ"), merged with and into our newly-created wholly-owned subsidiary, AIQ, Inc., a Minnesota corporation, in a triangular merger transaction. In consideration for the merger, the former shareholders of Old AIQ received one share of our common stock for each share of common stock of Old AIQ held, which resulted in the former Old AIQ shareholders holding approximately 50 percent of our company's outstanding shares of common stock immediately following the transaction. In addition to the shares of our common stock, each former Old AIQ shareholder also received two Class B Redeemable Warrants for every three shares of Old AIQ common stock held at the time of the merger. Each Class B Warrant grants to the holder thereof the right to purchase one share of our common stock at a price of $5.50 per share. The Class B Warrants may be redeemed by us if the closing price of our common stock averages $7.50 per share for a 10-day period. Pursuant to the merger agreement, immediately following the merger all of the directors of our company resigned and were replaced by 6 new directors, five of whom were appointed by Old AIQ and the other appointed by our company.

         Old AIQ was a development stage company since its inception in April 1996 through its fiscal year ended December 31, 2000. For accounting purposes, however, Old AIQ was treated as the acquiring company. Accordingly, in this prospectus, when we discuss or refer to business and financial information relating to dates prior to the merger, we are referring to Old AIQ's business and financial information, unless otherwise indicated.

         Acquisition of Red Wing Business Systems, Inc.

         On June 6, 2001, we acquired all of the outstanding capital stock of Red Wing Business Systems, based in Red Wing, Minnesota. Red Wing develops, markets and distributes accounting software applications to small to medium-sized businesses, primarily in the agricultural industry. In exchange for all of the outstanding shares of Red Wing's capital stock, we issued an aggregate of 400,000 shares of our common stock and paid at closing a total of $400,000. Pursuant to the purchase agreement, we were obligated to make three additional payments of $400,000 each to the former Red Wing shareholders on December 6, 2001, June 6, 2002 and December 6, 2002, respectively. We timely satisfied the December 6, 2001 payment.

         Acquisition of Champion Business Systems, Inc.


         On September 18, 2001, we acquired Champion Business Systems, a Denver, Colorado-based accounting software company, in a merger transaction. Champion develops, integrates and supports accounting and business management software, focusing on small and growing businesses. As consideration for the merger, we paid at closing an aggregate of approximately $512,000 in cash to the former Champion shareholders; issued 299,185 shares of our common stock; and issued promissory notes in the aggregate amount of approximately $1 million. The notes are payable in equal installments on the four, eight, twelve and sixteen-month anniversaries of the merger, and to date, the first payment has been made. The second payment, which was due in May 2002, has not been made and we are currently negotiating an extension.


         Acquisition of FMS/Harvest


         On October 10, 2001, we acquired FMS Marketing, Inc., a New Lennox, Illinois accounting software provider doing business as "FMS/Harvest." Like Red Wing, FMS/Harvest also serves primarily users in the agricultural and farming industries. In consideration for the purchase, we paid $300,000 in cash at closing; issued promissory notes in the total amount of $300,000; and issued 250,000 shares of our common stock. Effective December 31, 2001, we merged FMS/Harvest with and into Red Wing.


INDUSTRY BACKGROUND

         Businesses today are increasingly seeking to leverage their existing information technology infrastructures and to adopt new solutions to automate and improve fundamental business processes within the organization. Legacy applications of small to medium-sized businesses need to extend the reach of their existing systems by linking customers, business partners, suppliers and employees. Historically, these advanced solutions were available only to large enterprise-class software system users.

         The rapid growth of the Internet, however, has leveled the playing field in many respects. The requirements of the marketplace are driving purchasers to accounting and management solutions that provide the functionality of an enterprise Internet-capable system in a cost-effective manner.

         Additionally, hosted software solutions help organizations increase productivity and customer satisfaction, which results in increased profits. Hosted content management solutions provide organizations in select vertical markets an easy-to-use, affordable tool for publishing, managing, and sharing business content via the Internet.

PRODUCTS AND SERVICES

         During fiscal 2001, we offered three types of business software and solutions for small to medium-sized business market, known as the SME market: traditional business and accounting software through our Red Wing and Champion subsidiaries; eBusiness solutions through our Epoxy Network; and hosted business solutions in selected vertical markets. For fiscal 2002, however, we intend to shift the focus of our efforts on the development of our hosted solutions business.

         Hosted Solutions

         As a result of a December 2001 agreement with Stellent, Inc., one of our shareholders, we have an exclusive worldwide license to distribute Stellent's enterprise content management software solutions to customers on a hosted basis. With this license, we have begun developing and offering Web-based content management solutions designed to improve the efficiency of business operations within selected vertical markets. By linking an organization's customers, partners, suppliers and employees, these hosted solutions are designed to enable an organization to improve its operational efficiency and maximize the potential of its content resources. Also, by focusing on industry-specific solutions, we believe we are able to more closely meet the particular needs of potential customers in those markets. Further, we believe a hosted solutions model will be attractive to customers in specific markets who demand quicker deployment of new applications and more predictable costs with less financial risk. We realized no revenues from our hosted solutions in fiscal 2001.

         In February 2002, we launched our first hosted solution offering in the real estate vertical market, called "SmartCabinet for RealEstate." SmartCabinet for Real Estate is an offering of Web-based solutions designed to allow property owners and managers to conduct their everyday business of content management via the Web. Users in this vertical market can organize their documents in e-file cabinets according to properties/buildings, tenants, transactions, etc., as they would with traditional document files. The efficiencies associated with SmartCabinet for RealEstate is intended to shorten the time to fill vacancies, shorten the length of lease negotiations, reduce document storage costs and improve landlord-tenant communications.

         Through contacts we acquired as a result of our Red Wing and FMS/Harvest acquisitions, we entered a second vertical market in March 2002 with the launching of SmartCabinet for Agri Business. Farm Credit Services is a network of lenders and service providers in the agribusiness industry. The Farm Credit Services solution is designed to improve the efficiency of financial, tax, loan and insurance reporting workflow between financial institutions and their agribusiness customers.

         Accounting/Business Solutions

         We design, develop, market and support accounting software products through our Red Wing and Champion business units. These products address the "gap market" - companies that have outgrown inexpensive, ultra-simple "starter" accounting software but do not require the significant complexity of high-end software. These products offer a stable, secure and flexible base for growing small business users. In fiscal 2001, revenues from our accounting software solutions were approximately $2,248,061, or 82.9 percent of total revenues.

         Our software product offering includes the following solutions:

         Red Wing Products and Solutions:

         - Red Wing's TurningPoint Accounting Software was specifically designed For growing small businesses that need ease of use, flexibility, and expandability. General Ledger, Accounts Payable, and Accounts receivable modules were released in September 2001. We intend to release additional modules throughout 2002.

         - AgCHEK Accounting, also from Red Wing, is designed for production-oriented agricultural operations, especially those needing crop and livestock management information.

         - Red Wing Windows Accounting Series is modular-based accounting software.

         - Red Wing Payroll software is a stand-alone system designed for ease of use and comprehensive employee pay processing and reporting.

         - Red Wing DOS Accounting Series is a solid, historically successful software solution.

         Champion's Solutions and Products:

         - Champion's PROFIT GOLD is designed for small and growing businesses needing solid bookkeeping and financial management.

         - PROFIT offers full-featured accounting functionality, multi-user support and ease of use - all at an affordable price.

         - PROFIT in the Classroom is an all-inclusive accounting software package that teaches students financial and managerial accounting principles and includes features for instructors as well.

         - Champion CONTROLLER is a DOS-based product that provides all of the features a small business needs to manage finances.

         FMS/Harvest Solutions and Products:

         - Perception Accounting is a complete accounting software solution created especially for the unique needs of farmers.

         Epoxy Network

         Until recently, we also offered on a monthly subscription basis an eBusiness product for small to medium-sized businesses known as the "Epoxy Network." The Epoxy Network includes eCommerce, Account Management, customer service and support, and trading partner connectivity. The Epoxy applications integrate with a customer's existing accounting software to quickly help get the customer online by accessing information that already exists in its accounting system. Leveraging the power of the Internet, these applications allow an organization to extend beyond the traditional "four walls" of their enterprise to integrate their operations with their customers, suppliers and partners. During the fiscal year ended December 31, 2001, revenues from Epoxy Network were $183,356, or 6.8 percent of our total sales.

         As a result of our decision to concentrate our business development efforts on our hosted solutions business, however, we granted a non-exclusive license in March 2002 to POSitive Software Company, an unaffiliated third party, to use, sell and distribute the Epoxy Network.

OUR GROWTH STRATEGY

         Our objective is to be a leading provider of accounting software, eBusiness and hosted solutions to small to medium-sized businesses. To achieve this objective, we intend to pursue the following strategies:

         - Provide Additional Value-Added Products and Services to Our Customers. We plan to enhance our core products to offer more value to existing and new customers by adding new business process applications and functionality. We believe there is a significant market opportunity for new and enhanced applications that can effectively automate and improve customer and supplier relationships. We expect to continue developing additional value-added products and services, principally by partnering with third parties.

         - Pursue Strategic Acquisitions. An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We have made various acquisitions in the past and, to the extent suitable acquisition candidates, acquisition terms and financing are available, we intend to make acquisitions in the future.

         - Leveraging Existing Sales Channels. Accounting software has traditionally been sold through a network of value-added resellers, or "VARs." As we access the existing sales channels through partnerships or acquisitions, an important part of our strategy is to train and support the channel to develop new customers and deliver vertical market solutions.

SALES AND MARKETING

         Hosted Solutions

         Our sales strategy leverages proven methodologies that have been adapted to our unique market position. We believe we have unique competitive advantages not only in our solution but how we offer our solution to the marketplace. Our pricing and delivery model gives our customers the best of both worlds, low initial capital outlay and speed to market.

         We have built our sales model to support a high volume of transactions in the shortest period of time. We will support these initiatives through a direct sales model with a phased approach.

         - Phase 1 - Four direct sales representatives across the United States, one each in the East, Midwest, South, West regions. We will also take steps to establish global reseller partnerships.

         - Phase 2 - Four additional sales representative each with a vertical market focus.

         Our primary marketing objectives are to build awareness and continue to gain market share in select verticals. Accordingly, we will utilize a balanced mix of on and offline advertising and marketing efforts. On-line efforts will include web site, affiliate partner links, product demos and industry specific on-line advertising. Offline efforts will include industry specific tradeshows, conferences, publications and vertically specific direct mail campaigns.

         Accounting Business Solutions

         Distribution of our Red Wing software applications is managed through a reseller partner organization. The Red Wing partners are the retail distribution arm for software applications to the customers. Along with the distribution of the software, our partners provide implementation and ongoing consulting services to the customers. Red Wing supports this partner organization by providing sales leads generated by our direct marketing efforts. Red Wings marketing and internal account management staff work with our partners to customize a unique marketing plan around the partners business and geographic area.

         Red Wing also continues to develop corporate distribution agreements for its vertical agriculture applications. Our corporate partners distribute our vertical applications to their existing clients and also use our software applications to provide additional services to their clients.

INTELLECTUAL PROPERTY

         We regard certain aspects of our internal operations, software and documentation as proprietary, and rely on a combination of contract, copyright, trademark and trade secret laws and other measures, including confidentiality agreements, to protect our proprietary information. Existing copyright laws afford us only limited protection. We believe that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than other factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, when we license our products to customers, we provide source code for most of our products. We also permit customers to possibly obtain access to our other source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of certain countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States.

         Our license agreements with our customers contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be valid as a result of future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any material product liability claims to date, the license and support of our software for use in mission critical applications creates the risk of a claim being successfully pursued against us. Damages or injunctive relieve resulting from such a successful claim could seriously harm our business.

         We also license key components of the solutions we offer from a third party. In particular, we have an exclusive worldwide license from Stellent, Inc., one of our shareholders, to sell and distribute its content management software on a Web hosted basis.

RESEARCH AND DEVELOPMENT

         Since inception, we have made substantial investments in research and software product development. We believe the timely development of additional services and enhancements to existing software products and the acquisition of rights to sell or incorporate complementary technologies and products into our software product offerings are essential to maintaining and increasing our competitive position in our market. The software services market is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and rapidly evolving industry standards. Our total research and development expense was approximately $615,000 and $609,000 in fiscal 2001 and 2000, respectively. We estimate that research and development expenditures in 2002 will be approximately $400,000.

COMPETITION

         The markets for our products are intensely competitive. Many of the world's largest software companies, including Microsoft Great Plains Software, Sage Software and Intuit, have developed software solutions addressing our target market. These companies are all substantially larger than we are, have greater brand recognition and substantially more financial and other resources.

EMPLOYEES

         As of March 31, 2002, we employed 62 people, including employees of our subsidiaries. None of our employees are represented by a labor union and we consider our employee relations to be good.

PROPERTIES

            As of December 31, 2001, our corporate offices were located at 601 Carlson Parkway, Suite 1550, Minnetonka, Minnesota 55305, which we occupied pursuant to a sublease agreement. We occupied approximately 6,555 square feet for a monthly sublease payment of $16,000. The sublease expired on February 28, 2002, but we extended it for one month to facilitate a move to a new location. In March 2002 we moved our corporate offices to 5720 Smetana Drive, Suite 101, Minnetonka, Minnesota 55343.

            Also as of December 31, 2001, we subleased approximately 2,951 square feet in Las Vegas, Nevada for $5,164 per month ($61,968 annually). The expiration date was October 31, 2004. During January 2002, we closed down operations being provided in our Las Vegas location. In February 2002, we entered into a sub-lease and received from our sub-tenant an agreement to indemnify us against claims from our sub-landlord.

            We currently lease office space in Red Wing, Minnesota (Red Wing Business Systems), Denver, Colorado (Champion Business Systems) and New Lenox, Illinois (FMS/Harvest). We plan to consolidate all operations of the accounting subsidiaries into one leased facility at Red Wing, Minnesota. The Red Wing location is approximately 12,000 square feet. Current rentals of $6,500 per month ($78,000 annually) are required under the lease, in addition to real estate taxes and nominal charges for common area maintenance. The lease expires October 1, 2008. The landlords were former shareholders in the privately held Red Wing business and current employees of the Company.

         The Denver location is approximately 11,736 square feet. Current rentals of $17,115 per month ($205,380 annually) are required under the lease, in addition to nominal charges for common area maintenance. The lease expires February 28, 2003. The New Lenox location is approximately 2,124 square feet. Current rentals of $3,000 per month ($36,000 annually) are required under the lease, in addition to nominal charges for common area maintenance. The lease expires February 28, 2003. We believe that our current facilities are adequate for the current level of our activities. In the event we were to require additional facilities, we believe that we could procure acceptable facilities.

LEGAL MATTERS

         We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

                             SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with the financial statements and related notes included in our Annual Report on Form 10-K (an amendments thereto) for the period ended December 31, 2001, in our Amended Current Report on Form 8-K/A filed with the SEC on April 17, 2002 and in our Quarterly report on Form 10-Q for the quarter ended March 31, 2002, and the discussions in this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations and balance sheet data for and as of the year ended December 31, 2001 are derived from our consolidated financial statements, which have been audited by Virchow, Krause & Company, LLP, independent public accountants. The statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The statement of operations data for the year ended December 31, 1997, and the balance sheet data as of December 31, 1997, are derived from our unaudited financial statements. The statement of operations data for the quarters ended March 31, 2001 and March 31, 2002, and the balance sheet data as of March 31, 2001 and March 31, 2002, respectively, are derived from our unaudited financial statements. We believe the unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our operating results.


                                                                                   QUARTER ENDED
                                            FOR THE YEARS ENDED                 --------------------
                            ---------------------------------------------------- MARCH 31,  MARCH 31,
                              1997       1998      1999       2000       2001      2001       2002
                            ---------  --------- ---------- ---------  --------- ---------- ---------
                            (Dollars in thousands, except per share information)     (unaudited)
STATEMENT OF OPERATIONS
DATA:
Revenues ...................$    --    $    --   $    --    $    --   $  2,711   $    35    $ 1,224
Operating expenses ..........    (8)       (12)     (414)    (2,806)   (12,236)   (1,169)    (2,612)
Other (expense) income ......    16       (132)      (48)       (34)        78        18         50
Net (loss) income ...........     8       (144)     (462)    (2,840)    (9,447)   (1,116)    (1,388)
(Loss) earnings per share:
  Basic .....................  0.04      (0.79)    (1.92)     (1.65)     (1.15)    (0.25)     (0.12)
  Diluted ...................  0.04      (0.79)    (1.92)     (1.65)     (1.15)    (0.25)     (0.12)
Weighted average number of
 common shares and common
 share equivalents:
  Basic .....................   228        184       240      1,718      8,210     4,472     11,377
  Diluted ...................   228        184       240      1,718      8,210     4,472     11,377
BALANCE SHEET DATA:
Cash and cash equivalents ..$    63    $    39   $   410    $ 1,350   $  1,765   $ 1,132    $   331
Total current assets ........    63         39       410      1,407      2,634     1,212        963
Property and equipment,
net .........................    --         --        17        549        520       582        420
Prepaid royalties ...........    --         --        --        500      1,500       500      1,449
Goodwill, net ...............    --         --        --         --      5,917     1,167      5,917
Other intangibles, net.......    --         --        --         --      2,049        --      1,754
Other assets, net ...........   381         33        47        216         75       233         48
Total assets ................   444         72       474      2,672     13,629     3,694     11,405
Working capital (deficit) ...    63         39       121        950     (2,679)      404     (3,521)
Deferred revenue ............    --         --        --        306      1,482       306      1,593
Current liabilities .........    --         --       289        457      5,314       503      4,484
Capital lease obligations
  and long-term debt, net
  of current portion ........   471        242        --         27        308        55         46
Accumulated deficit .........   (30)      (173)     (635)    (3,475)   (12,922)   (4,591)   (14,260)
Stockholders' equity
  (deficit) .................   (54)      (170)      185      1,882      8,007     2,831      6,876

There were no dividends declared per common share for any of the periods presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



        You should read the following discussions in conjunction with our consolidated financial statements and related notes for the years ended December 31, 1999, 2000 and 2001 included in our Amendment No. 1 to Annual Report on Form 10-K/A and our condensed consolidated financial statements and related notes included in our Amendment No. 1 to our Quarterly Report for the quarter ended March 31, 2002, which information is incorporated by reference into this prospectus. You should also read the other documents that we file with the Securities and Exchange Commission after the date of this prospectus for information about subsequent developments involving us.


OVERVIEW

        Our company was considered a development stage company until January 2001, when we began to recognize revenues as result of our acquisition of Edge Technologies. We provide industry-specific solutions for managing, sharing and collaborating on business information via the Web, accounting software and until March 2002, eBusiness services solutions. Through an exclusive worldwide-hosted licensing agreement with Stellent, Inc., we develop and distribute web-based content management solutions. Our hosted delivery model minimizes implementation complexities by capturing paper and electronic documents, transforms them to web-viewable formats, personalizes them based on security needs and delivers them over the Web to a broad range of users. We also offer traditional accounting and financial management software solutions through our accounting publishers of Red Wing Business Systems and Champion Business Systems, our wholly-owned subsidiaries. Until March 28, 2002, we offered eBusiness applications and software solutions as part of our Epoxy Network, at which time, we granted a non-exclusive license to use and distribute our Epoxy Network to an unrelated third party.

        We are still developing and implementing our business plan, which will require additional financing that may not be available on acceptable terms or even at all. See "--Liquidity and Capital Resources." We are also subject to risks and uncertainties common to developing technology-based companies, including but not limited to: our limited operating history, the rapid technological changes, acceptance of our products, dependence on our current personnel, the ability to form and maintain strategic relationships with third-party manufacturers, security and privacy issues.

        Components of selling, general and administrative expenses include all corporate and administrative functions that serve to support existing operations and provide an infrastructure to support future growth. Salaries, employee benefits, rent and marketing expenses are major items in this category.

RESULTS OF OPERATIONS, QUARTER ENDED MARCH 31, 2002 VS. QUARTER ENDED MARCH 31, 2001

        Revenues

        Revenues for the quarter ended March 31, 2002 were $1,224,314 compared to $35,311 for the same period in 2001. Our revenues by product line are as follows: our hosted solutions generated $57,014, the Epoxy Network generated $46,774, and $1,120,526 from Red Wing and Champion. The increase of $1,189,003 is primarily due to the acquisitions of the accounting publishers of Red Wing, Champion and FMS Marketing, Inc (which was subsequently merged into Red Wing).

        Through March 28, 2002, we recognized revenues from our Epoxy Network, at which time, we granted a non-exclusive license to use and distribute our Epoxy Network to an unrelated third party. We have retained the full ownership of the Epoxy Network code and should continue to receive insignificant royalties from the grantee.

        Our ability to continue our present operations and successfully implement our expansion plans is contingent upon our ability to increase our revenues and ultimately attain and sustain profitable operations. Without additional financing, the cash generated from our current operations will not be adequate to fund operations and service our indebtedness during the next four quarters of operations.

        Operating Expenses

        Cost of goods sold for the quarter ended March 31, 2002 were $497,265 compared to no costs for the same period in 2001. These costs include hosting fees, wages, compact disks and manuals, overhead allocation and shipping and packaging costs. The costs are primarily related to our accounting publishers operations.

        Selling, general and administrative expenses for the quarter ended March 31, 2002 were $1,621,498 compared to $782,311 for the same period in 2001. The $839,187 increase in selling, general and administrative expenses was primarily related to our accounting publishers operations.


        Depreciation and amortization expense for the quarter ended March 31, 2002 was $422,809 compared to $188,984 for the same period in 2001. Based on the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangibles," on January 1, 2002, amortization of goodwill was $0 for the quarter ended March 31, 2002 compared to $135,670 for the quarter ended March 31, 2001. Depreciation and amortization expense of property, equipment and other intangibles was $128,153 and other acquisition related intangible amortization expense was $294,656 for the quarter ended March 31, 2002. The expenses are primarily related to the acquisitions of our accounting publishers.


        Product development expenses for the quarter ended March 31, 2002 were $44,869 as compared to $198,195 for the same period in 2001. The decrease of $153,326 relates to the reduction in the number of software engineers we employed during 2001. As we begin to develop our hosted solutions business model, we anticipate that product development costs for the remainder of 2002 should remain consistent with 2001.

        On February 12, 2002, we closed our Las Vegas, Nevada office and entered into a sub-lease and received from our sub-tenant an agreement to indemnify us against claims from our sub-landlord. With this closure, we recorded a loss on disposal of assets located within this leased facility of $24,879 for the quarter ended March 31, 2002.

        Other Income and Expenses

        Our other income and expense consists of interest income, other income and interest expense. Interest income for the quarter ended March 31, 2002 was $41,464 compared to $23,858 for the same period in 2001. The $17,606 increase is due primarily to the interest we are recording relating to our note and stock subscription receivables. We expect interest income to remain at similar levels in the near future.

        We also recorded $20,000 of other income for the quarter ended March 31, 2002, when we granted the non-exclusive rights to use and distribute our Epoxy Network to an unrelated third party. In addition, we are entitled to monthly royalty payments of 7.5% of all fees or charges accrued or received by the grantee. There are no guaranteed minimum royalties and we are entitled to receive an aggregate of $100,000 of royalty payments. No receivable has been recorded against the future royalties.

        Interest expense for the quarter ended March 31, 2002 was $11,683 compared to $5,413 for the same period in 2001. This expense relates primarily to the amortization of the debt discount on the non-interest bearing notes payable to the old shareholders of Red Wing, Champion and FMS. We record a 7% imputed interest expense against the notes. We expect interest expense to remain consistent over the remainder of the next three quarters.


        Adoption of New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", effective for acquisitions initiated on or after July 1, 2001, and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No. 142 indicates that goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company adopted the new rules effective January 1, 2002. The Company will perform the first required goodwill impairment test during the quarter ending June 30, 2002 based on the carrying amount as of January 1, 2002. In accordance with the initial adoption of SFAS No. 142, each reporting unit with assigned goodwill will need to be valued. The Company's two reporting units include software marketed under the Red Wing Business Systems/Champion Business Systems and Edge Technologies brands. If the fair value of these reporting units is greater than the book value, including goodwill, no further testing is required. Based on the preliminary estimates of the fair value of the reporting units, the Company believes there will be no impairment charge relating to goodwill recorded on prior acquisitions. First quarter 2001 pro forma net loss, adjusted for the application of the nonamortization provisions of SFAS No. 142, would have been $980,064 (a decrease in the reported net loss of $135,670) and pro forma net loss per common share would have been $.22 per common share (versus a reported loss per share of $.25). Application of the nonamortization provisions for the entire year 2001 would have decreased the net loss by approximately $2.65 million (or $0.32 per share) and application of the nonamortization provisions for the entire year 2000 and 1999 would not have changed the reported loss of $2,840,419 and $461,981, respectively, as the Company did not record goodwill prior to January 1, 2001.

        The gross carrying amount of intangible assets as of December 31, 2001, totaled $2,357,248 (customer list $1,737,248 and noncompete agreements $620,000) and accumulated amortization of $308,696 (customer list $228,435 and noncompete agreements $80,261). The gross carrying amount of intangible assets as of March 31, 2002, totaled $2.357,248 (customer list $1,737,248 and noncompete agreements $620,000) and accumulated amortization of $603,352 (customer list $446,481 and noncompete agreements $156,872). The aggregate amortization expense on intangible assets was $294,656 and $0 for the quarters ended March 31, 2002 and 2001, respectively. Aggregate amortization expense for intangible assets was $319,000, $0 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively. The estimated aggregate amortization expense for intangible assets is $1,178,624, $883,968, $0, $0 and $0 for each of the five succeeding years ending December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

        There were no changes in the carrying amounts of goodwill from December 31, 2001 to March 31, 2002.


RESULTS OF OPERATIONS, FISCAL 2001 VS. FISCAL 2000.

         Revenues

         Revenues were $2,710,861 for 2001 as compared to no revenue for 2000. Our revenues are as follows: Active IQ had software and miscellaneous incomes of $279,444, the Epoxy Network generated $183,356, and $2,248,061 from Red Wing, Champion and FMS/Harvest. We completed our acquisition of FMS Marketing on October 10, 2001. During 2000, we were in the development stage and had not yet generated any revenue.

         Our ability to continue our present operations and successfully implement our expansion plans is contingent upon our ability to increase our revenues and ultimately attain and sustain profitable operations. Without additional financing, the cash generated from our current operations will not be adequate to fund operations and service our indebtedness during the next year of operations.

         Costs and Expenses

         Costs of goods sold represents labor and benefit expenses, overhead allocation and material costs for the development, production and sales of software. Cost of goods sold for 2001 was $595,080. There were no costs of goods sold in 2000.

         Selling, general and administrative expenses were $7,809,416 for 2001 as compared to $1,978,697 for 2000. The $5,830,719 increase in selling, general and administrative expenses was primarily due to the increased corporate overhead structure for the development of our eBusiness software and services and the costs associated with our acquisitions.

         Depreciation and amortization for 2001 was $3,161,492 as compared to $112,544 for 2000. Depreciation and amortization expense of property, equipment and other intangibles was $192,075 and goodwill and other acquisition related intangible amortization expense was $2,969,417. Goodwill and other acquisition related intangible amortization represents the excess of the purchase price and related costs over the fair value of the net assets that we acquire through mergers and other acquisitions. Through December 31, 2001, we amortized acquired goodwill and other intangibles on a straight-line basis on acquisitions that occurred prior to July 1, 2001. For the year 2002 and beyond, goodwill is evaluated on a yearly basis to determine if an impairment charge is necessary.

         Product development expenses for 2001 were $614,803 as compared to $609,344 for 2000. The $5,459 increase in product development expenses was due to acquisition related expenses.

         During 2001, we closed our Boston, Massachusetts office. With the closing of this officer, we booked a loss on disposal of assets of $55,194. In order to facilitate an early release from our Boston office lease, the furniture and fixtures located within our space were given as consideration to the landlord and written off and recorded as loss on assets.

         Our other income and expense consists of interest income and interest expense. Interest income for 2001 was $163,834 as compared to $7,500 for 2000.This income represents interest earned on our short-term investments. We expect interest income to decrease in the future as cash is used to fund operations and for investments in infrastructure.

         Interest expense for 2001 was $85,356 as compared to $41,974 for 2000. This $43,382 increase in expense relates primarily to the amortization of the debt discount on the 7 percent notes payable to the former shareholders of Red Wing, Champion and FMS. We expect interest expense to remain consistent over the next year.

RESULTS OF OPERATIONS, FISCAL 2000 VS. FISCAL 1999

         Revenues

         During 2000 and 1999, our company was in the development stage and had not yet generated any revenue.

         Costs and Expenses

         During 2000 and 1999, our company was in the development stage and had not yet generated any costs of goods.

         Selling, general and administrative expenses were $1,978,697 for 2000 as compared to $393,149 for 1999. The $1,585,548 increase in selling, general and administrative expenses was primarily due to the opening of a corporate location in Minneapolis, Minnesota.

         Depreciation and amortization for 2000 was $112,544 as compared to $20,833 for 1999 of property, equipment and other intangibles.

         Product development expenses for 2000 were $609,344. There were no costs in 1999. We opened an office in Boston, Massachusetts in fiscal 1999, and began to hire a staff of software engineers.

         Our other income and expense consists of interest income and interest expense. Interest income for 2000 was $7,500. No interest income was earned in 1999. This income represents interest earned on our short-term investments.

         Interest expense for 2000 was $41,974 as compared to $24,445 for 1999. This expense relates primarily to the $200,000 credit facility with a bank.

LIQUIDITY AND CAPITAL RESOURCES

        We have funded our operations and satisfied our capital expenditure requirements primarily through the sale of common stock in private placements and the exercise of employee stock options, in addition to the cash received in connection with the Meteor Industries-Old AIQ merger. Net cash used by operating activities was $3,843,954 for 2001 as compared to net cash used by operating activities of $2,236,896 for 2000 and $292,736 for 1999. Net cash used by operating activities was $745,992 for the quarter ended March 31, 2002, compared to net cash used by operating activities of $961,279 for the same period in 2001.


         We had a working capital deficit of $3,520,657 at March 31, 2002, compared to working capital deficit of $2,679,454 at December 31, 2001. Cash and equivalents were $330,601 at March 31, 2002, representing a decrease of $1,434,292 from the cash and equivalents of $1,764,893 at December 31, 2001. Our principal commitment consists of payments to the former shareholders at Red Wing, Champion and FMS. The remaining notes payable to Red Wing of $800,000 (two payments of $400,000 each) are due June 2002 and December 2002 and we currently are attempting to re-negotiate the terms of the June 2002 payment. The remaining notes payable to Champion of $750,000 (three payments of $250,000 each), one of which was due May 2002, and the others are due September 2002 and January 2003. Currently, we are attempting to re-negotiate the terms of the May 2002 payments. The remaining notes payable to FMS Marketing of $300,000 were due April 10, 2002. The FMS notes payable have been extended until December 15, 2002. In addition, a 10% payment ($30,000) was made in May 2002, and interest accrues monthly on the unpaid balance of the Notes at the rate of 12.5% per annum. Although we have no material commitments for capital expenditures, we anticipate continued capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel.


        In January 2001, we sold 400,000 shares of common stock for net proceeds of $1,100,000 as part of the Meteor merger.

        On January 16, 2001, we completed our merger with privately held Edge Technologies Incorporated, the creator of a fully integrated eBusiness website service called Account Wizard. The merger was accounted for under the purchase method of accounting with the operations of Edge included in our financial statements as of that date. The former stockholders of Edge received $300,000 in cash and 325,000 shares of our common stock. Terms of the merger agreement required an additional cash payment and issuance of stock upon a capital raising event. With the completion of the Meteor Industries, merger on April 30, 2001, the former stockholders of Edge Technologies received the final consideration as specified in the merger agreement of 225,000 shares of our common stock on April 30, 2001, and $400,000 in cash on May 2, 2001, in settlement of the earnout provisions.

        With the completion of the Old AIQ-Meteor Industries merger on April 30, 2001, we received approximately $3,537,773 in cash (net of closing costs) and a secured promissory note of $500,000 due January 30, 2002. The promissory note accrues interest at a rate of 10% per annum, compounded annually. The note is secured by a stock pledge agreement dated April 27, 2001, by SEDCO INC., pledging 1,500,000 shares of common stock of Capco Energy, Inc. We received a principal and interest payment of $250,000 on February 28, 2002, and we extended the term of the note to April 15, 2002 with respect to the remaining balance of principal and interest, which was approximately $295,000 as of March 31, 2002.

        On June 6, 2001, we completed our acquisition of all of the outstanding stock of Red Wing Business Systems, which produces and sells accounting and financial management software for small-to-medium sized businesses, farm and agricultural producers. In consideration for the purchase of the Red Wing stock, we issued to Red Wing's former shareholders an aggregate of 400,000 shares of our common stock and agreed to pay cash in the aggregate of $1,600,000, of which $400,000 was delivered at the closing. We were obligated to pay the remaining $1,200,000 in three future payments of $400,000 due on the December 2001, June 2002 and December 2002, the first of which payments has been made. As security for our obligations to make the first two future cash payments of $400,000 each, we pledged to the former Red Wing shareholders the newly-acquired shares of Red Wing stock.

        In June 2001, we raised cash proceeds of $1,500,000 from the private placement of 10 units of our securities at a purchase price of $150,000 per unit. Each unit consisted of 50,000 shares of common stock and one five-year warrant to purchase 30,000 shares of common stock at an exercise price of $5.50.

        In December 2000, we entered into a subscription receivable for the purchase of 100,000 shares of common stock at a price of $2.75 per share with one of our directors. On July 30, 2001, the director delivered to the Company a cash payment in the amount of $75,000 and a two-month promissory note in the principal amount of $200,000. Interest accrues on the principal balance of the prime rate as of the date of the note. The note has been extended and, as of December 31, 2001, remains unpaid.


        In September 2001, we completed our merger acquisition of privately-held Champion Business Systems, which produces and sells accounting and financial management software for small to medium-sized businesses. The merger was accounted for under the purchase method of accounting with the operations of Champion included in our consolidation as of that date. As merger consideration, we issued to the former Champion shareholders an aggregate of 299,185 shares of our common stock and notes in the approximate principal amount of $1 million. We also made an aggregate cash payment of $512,328 at the closing. The notes were payable in four equal installments in January 2002 (which payment has been made), May 2002, September 2002 and January 2003. To date, we have not paid the May 2002 installment and are currently attempting to negotiate an extension. As security for the payment of the notes, we pledged our newly-acquired shares of Champion stock.

        In October 2001, we completed our acquisition of all of the outstanding stock of FMS Marketing. In connection with the acquisition, of which the first installment has been satisfied, we paid $300,000 in cash, issued an aggregate of 250,000 shares of our common stock and issued notes in the aggregate amount of $300,000. The remaining notes were due April 10, 2002 but, as described above, have been extended until December 15, 2002, with interest accruing at the rate of 12.5% per annum.


        On December 28, 2001, we entered in an application service provider software license agreement (the "2001 ASP Agreement") with Stellent, Inc., a shareholder of ours. We agreed to pay Stellent a royalty of 20% of net receipts, as defined in the 2001 ASP License Agreement, or $500 per month per customer, whichever is greater, with an aggregate minimum royalty payment of $2,000,000. The minimum royalty was payable as follows: a credit of $500,000 from existing prepaid royalties recorded at Stellent, a payment of $500,000 was paid with the execution of the agreement and two $500,000 payments were due in September and December 2002. On March 29, 2002 we paid the balance due on the royalties and in consideration of the early payment, we received a 5% discount, or $50,000.

        On March 14, 2002, we issued a warrant to purchase 54,000 shares of common stock at $5.50 per share to an underwriter who exercised a warrant for which he was entitled to receive 54,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock. The original warrant had an exercise price of $6.875 and was re-priced to $2.00 per share, providing net proceeds of $108,000. We recorded an expense of $61,020 related to the exercise of the warrant using the Black-Scholes pricing model. The newly issued warrant expires on April 30, 2006.

        On March 29, 2002, we borrowed $450,000 from Blake Capital Partners, LLC, an entity wholly owned by Wayne W. Mills who currently is a director and shareholder of our Company. The loan is evidenced by a 90-day promissory note and accrues interest at the rate of 7% annually. We used the proceeds of the loan to pay the remaining balance owed to Stellent, pursuant to the 2001 ASP Agreement discussed above. In connection with the loan, we also issued to Blake Capital Partners, LLC a 5-year warrant to purchase 25,000 shares of common stock at a price of $3.00 per share.

        We anticipate that we will continue to experience growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. We believe that the existing sources of liquidity and the results of our operations will not provide cash to fund operations for the next twelve months. We will continue our attempt to raise additional capital. Some of the possibilities available to us are through private equity transactions, to develop a credit facility with a lender, the exercise of options and warrants or to sell assets. There can be no assurance that additional capital will be available on terms acceptable to us or on any terms whatsoever. In the event that we are unable to obtain additional capital, we would be forced to reduce operating expenditures and/or cease operations altogether.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Statements Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, SFAS No. 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. We applied this new accounting standard to business combinations that occurred after June 30,2001.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 142 discontinues the amortization of recorded goodwill for fiscal years beginning after December 15, 2001. In the future, goodwill will be reduced based upon an impairment analysis of the amount recorded on our books. To the extent it has been determined that the carrying value of goodwill is not recoverable and is in excess of fair value, an impairment loss will be recognized. Pursuant to SFAS No. 142, the

Company is not amortizing the goodwill recorded on business combinations that occurred after June 30, 2001.

         Amortization expense for goodwill was $2,650,302, $0 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively. As noted, amortization will not be recorded in the future beginning with the year ending December 31, 2002.

         In June 2001, the FASB issued SFAS No. 143. "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS No. 143 will not have a material effect on our consolidated financial position or results of operations.

         In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No.
121. SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether primarily held, used or newly acquired. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15,2001. The provisions of SFAS No. 144 generally are to be applied prospectively. We believe the adoption of SFAS No. 143 will not have a material effect on our consolidated financial position or results of operations. During the years ended December 31, 2001, 2000 and 1999, we recorded charges of $0, $100,000, and $0, to impairment of long-lived assets and is included in loss on disposal of assets on the consolidated statements of operations.

CRITICAL ACCOUNTING POLICIES

         Goodwill and other intangibles

         We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill and other intangibles associated with our acquired businesses, which amounts to $7,965,476 (or 58% of total assets), is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. During the years ended December 31, 2001, 2000 and 1999, we did not record any impairment losses related to goodwill and other intangibles related to acquired businesses.

         Long-Lived Assets

         Our long-lived assets include property, equipment and acquired software developed. At December 31, 2001, we had net property and equipment and acquired software developed of $1,453,896, which represents approximately 11 percent of our total assets. Our business acquisitions during the year ended December 31, 2001 resulted in acquired software developed to be recorded. Amortization of these costs is done on a straight-line method over the estimated useful life of two years. We continue to evaluate the recoverability of acquired software developed. The estimated fair value of these long-lived assets is dependent on our future performance. In assessing for potential impairment for these long-lived assets, we consider future performance. If these forecasts are not met, we may have to record an impairment charge not previously recognized, which may be material. During the years ended December 31, 2001, 2000 and 1999, we recorded impairment losses related to long-lived assets of $0, $100,000 and $0, respectively.

         Revenue recognition

         Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been delivered to the customer, the license fee is fixed and payable within twelve months, collection is deemed probable and product returns are reasonably estimable. Revenues related to multiple element arrangements are allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value is determined based on vendor specific objective evidence. Maintenance revenues are recognized ratably over the term of the maintenance contract, typically 12 months. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of accounting policies generally accepted in the United States of America to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB No. 101.

MARKET RISK

         Interest Rate Exposure

         Based on our overall interest rate exposure during the year ended December 31,2001 and assuming similar interest rate volatility in the future, a near-term (12 months) change in interest rates would not materially affect our consolidated financial position, results of operation or cash flows. Interest rate movements of 5% would not have a material effect on our financial position, results of operation or cash flows.

         Foreign Exchange Exposure

         We receive Canadian funds for the sale of certain software products. A 5 percent change in the foreign exchange rate would not have a material effect on our financial position, results of operation or cash flows.

                        SELECTED QUARTERLY FINANCIAL DATA

        The following table sets forth selected unaudited quarterly statement of operations data for each of the thirteen quarters ended March 31, 2002. This information has been prepared substantially on the same basis as our audited financial statements that have been included in our Annual Report on Form 10-K (including Amendment No. 1 thereto) for the year ended December 31, 2001, which is incorporated by reference into this prospectus. All necessary adjustments, consisting of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. This quarterly data should be read in conjunction with our financial statements and related notes incorporated by reference into this prospectus. The operating results for any one quarter are not necessarily indicative of the operating results for any future period.


                                                     FOR THE QUARTER ENDED
                           ---------------------------------------------------------------------------
                           MAR. 31,  JUN. 30,   SEP. 30,  DEC. 31,   MAR. 31,   JUN. 30,    SEP. 30,
                             1999      1999       1999      1999       2000       2000        2000
                           --------- --------- ---------- --------- ----------- ---------- -----------
                                      (Dollars in thousands, except per share information)
Net sales ................. $   --   $    --   $    --    $    --   $     --    $     --   $     --
Gross profit (loss) .......     --        --        --         --         --          --         --
Operating expenses ........     --       (17)      (39)      (358)      (661)       (374)      (836)
Loss from operations ......     --       (17)      (39)      (358)      (661)       (374)      (836)
Other (expense) income ....     (2)       (2)      (42)        (4)        (6)         (5)      (131)
Net loss ..................     (2)      (19)      (81)      (362)      (667)       (379)      (967)
Income (loss) per share:
  Basic ................... $(0.01)   $(0.09)   $(0.31)    $(1.01)   $ (1.78)    $ (0.95)   $ (0.37)
  Diluted ................. $(0.01)   $(0.09)   $(0.31)    $(1.01)   $ (1.78)    $ (0.95)   $ (0.37)
Weighted average number of
  outstanding common shares
  and common share
  equivalents:
  Basic ...................    152       190       261        357        375         401      2,630
  Diluted .................    152       190       261        357        375         401      2,630


                                                FOR THE QUARTER ENDED
                           ----------------------------------------------------------------
                           DEC. 31,  MAR. 31,   JUN. 30,  SEP. 30,   DEC. 31,    MAR. 31,
                             2000     2001        2001      2001       2001        2002
                          --------- ---------  -------- ---------- ----------- -----------
                                (Dollars in thousands, except per share information)
Net sales ................. $   --  $     35    $   373  $   645    $ 1,658    $ 1,224
Gross profit (loss) .......     --        35        373      645      1,658      1,224
Operating expenses ........   (935)   (1,169)    (2,238)  (3,871)    (4,958)    (2,612)
Loss from operations ......   (935)   (1,134)    (1,865)  (3,225)    (3,300)    (1,388)
Other (expense) income ....    108        18         21       47         (8)        50
Net loss ..................   (827)   (1,116)    (1,844)  (3,179)    (3,308)    (1,338)
Income (loss) per share:
  Basic ................... $(0.24)  $ (0.25)    $(0.25) $ (0.31)   $ (0.34)   $ (0.12)
  Diluted ................. $(0.24)  $ (0.25)    $(0.25) $ (0.31)   $ (0.34)   $ (0.12)
Weighted average number of
  outstanding common shares
  and common share
  equivalents:
  Basic ...................  3,436     4,472     7,499    10,111     10,775     11,377
  Diluted .................  3,436     4,472     7,499    10,111     10,775     11,377

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of any of the shares or warrants offered by this prospectus by the selling security holders. We would receive gross proceeds in the approximate amount of $31.4 million assuming the exercise of all the warrants and options with respect to which the underlying shares are being offered hereby.

                            SELLING SECURITY HOLDERS

CLASS B REDEEMABLE WARRANTS

         The following table sets forth the number of Class B Redeemable Warrants owned by the selling security holders listed below as of the date of this prospectus and after giving effect to this offering. For a summary discussion of the manner in which the warrants were issued, see "Prospectus Summary - The Offering" in this prospectus.

                                                    WARRANTS          PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL        WARRANTS           BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 Andcor Companies, Inc. .....................         43,919              *                43,919              *
 Avery Family Limited Partnership ...........         26,667              *                26,667              *
 Christian L. Babo ..........................            800              *                   800              *
 Paul F. Berg ...............................          3,334              *                 3,334              *
 Gregory Bertagnoli .........................          3,334              *                 3,334              *
 Earle & Florence L. Bester, as JTWROS ......          6,667              *                 6,667              *
 Barbara A. Blanco ..........................         13,334              *                13,334              *
 Boston Financial Partners, Inc. (a) ........        630,000(1)         12.2              180,000             8.7
 Barbara Bowman, as custodian for Jennifer
   Lynn Mower under the MN UGTMA ............          1,112              *                 1,112              *
 Barbara Bowman, as custodian for Rachel
   Hannah Mower under the MN UGTMA...........          1,112              *                 1,112              *
 James W. Bowman ............................          6,667              *                 6,667              *
 James W. and Barbara A. Bowman, JTWROS .....         14,001              *                14,001              *
 Gregory Boyle ..............................         13,334              *                13,334              *
 Phil & Cindy Breckman, as JTWROS ...........          3,334              *                 3,334              *
 Kenneth W. Brimmer & Jaye M. Snyder, as
   JTWROS (b) ...............................        206,667             4.2              206,667              *
 Thomas Brazil (a) ..........................        630,000(1)         12.2              450,000             3.5
 Brimstone Ltd. .............................        120,000             2.3              120,000              *
 Randy R. Brown .............................          6,667              *                 6,667              *
 Timothy E. & Patricia L. Buffham, as
   JTWROS ...................................          8,400              *                 8,400              *
 Timothy E. & Patricia L. Buffham, as
   trustees of the Minnetonka Real Estate
   Services, Inc. Money Purchase Plan u/a
   dtd 12/30/96 .............................         10,000              *                10,000              *
 Jose R. & Pamela Jo Charles, as trustees of
   the Charles Family Revocable Trust u/a/d
   6/17/98 ..................................          8,000              *                 8,000              *
 Dr. Charles F. Chesney .....................          6,667              *                 6,667              *
 John M. Christopherson .....................          8,000              *                 8,000              *
 Jay N. Cohn, M.D. ..........................          6,667              *                 6,667              *

                                                    WARRANTS          PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL        WARRANTS           BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 James W. Cox, as trustee of the Ari M.
   Lederman Irrevocable Trust u/a/d
   6/15/99 ..................................            445              *                   445              *
 James W. Cox, as trustee of the Sara C.
   Lederman Irrevocable Trust u/a/d
   6/15/99 ..................................            445              *                   445              *
 Regis Dahl .................................         50,000             1.0               50,000              *
 Stephen R. Dahl ............................          3,334              *                 3,334              *
 Brion J. & Laura J. Demski, as JTWROS ......          3,334              *                 3,334              *
 Richard J. & Carole E. Demski, as JTWROS ...          3,334              *                 3,334              *
 Richard J. & Karen L. Demski, as JTWROS ....          3,334              *                 3,334              *
 Gerald L. Dettinger ........................          6,667              *                 6,667              *
 Steven D. Dix and Debra J. Dix, JTWROS .....          1,000              *                 1,000              *
 Jeff Dobbs .................................         13,334              *                13,334              *
 Dan Dryer ..................................          3,334              *                 3,334              *
 Stephen M. Duncan as Trustee of Stephen M.
   Duncan Revocable Trust u/a/d 2/25/98 .....          6,667              *                 6,667              *
 Joseph Eibensteiner ........................        102,163             2.0              102,163              *
 Ronald E. Eibensteiner (c) .................        233,334(2)          4.5              100,000             2.6
 Erla M. Fallenstein ........................          3,334              *                 3,334              *
 Leo Fong, ttee for the 1998 Leo Fong
   Irrevocable Trust ........................         90,000             1.7               90,000              *
 John T. Gianfagna ..........................          1,000              *                 1,000              *
 Adele J. Goldberg (d) ......................         50,000             1.0               50,000              *
 Scott Grams ................................          2,000              *                 2,000              *
 Wes Gugnet .................................          2,000              *                 2,000              *
 Gulfstream Financial Partners, LLC .........        615,000            11.9              615,000              *
 Glen W. Gust ...............................          6,667              *                 6,667              *
 Charles & Kim Hale, as JTWROS ..............            445              *                   445              *
 Frank & Kathy Hamel, as JTWROS..............          3,334              *                 3,334              *
 Lamar & Judy Hamilton, as JTWROS............          4,000              *                 4,000              *
 Cory Hanscom ...............................          1,000              *                 1,000              *
 Steven J. Harmon ...........................         13,334              *                13,334              *
 Hiroyoshi Hashimoto (f) ....................         27,778              *                27,778              *
 Takashi Hashimoto ..........................          1,112              *                 1,112              *
 Yuriko Hashimoto ...........................          1,112              *                 1,112              *
 John P. Hickey .............................          6,667              *                 6,667              *
 Michael L. & Janice M. Hildebrand, as
   JTWROS ...................................          2,667              *                 2,667              *
 Barry Hollander ............................         25,000              *                25,000              *
 Mark C. Hoonsbeen ..........................          6,667              *                 6,667              *
 Chuck Howard ...............................          3,334              *                 3,334              *
 Gordon Hulbert .............................         11,222              *                11,222              *
 IntraNet Solutions Inc. (nka Stellent,
   Inc.) ....................................        307,648             6.2              307,648              *
 Charles Jameson, Jr.........................         12,840              *                12,840              *
 Geri L. Jameson (g).........................        173,250             3.4              173,250              *
 Timothy G. Jameson (h)......................        173,250             3.4              173,250              *
 Samuel L. Kaplan............................          6,667              *                 6,667              *
 Stephen R. Kellogg..........................          6,667              *                 6,667              *

                                                    WARRANTS          PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL        WARRANTS           BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 Key West Associates, LLC....................        210,000             4.1              210,000              *
 Husam Kinawi................................         24,445              *                24,445              *
 Gerald Klassen..............................          5,134              *                 5,134              *
 Robert & Carolyn K. Koemptgen, as JTWROS....          6,667              *                 6,667              *
 Mark Kroeger................................         50,000             1.0               50,000              *
 William J. Lambert (i)......................          8,889              *                 8,889              *
 John D. Lane................................         54,000              *                54,000              *
 Alfred E. LaTour, Jr........................            223              *                   223              *
 Eric V. Lawrence............................          3,334              *                 3,334              *
 Richard Lockwood............................         30,000              *                30,000              *
 Dylan P. Lohonen............................            800              *                   800              *
 Maslon Edelman Borman & Brand LLP(j)........         11,984              *                11,984              *
 Kevin McHale................................          6,667              *                 6,667              *
 Lawrence McMillan...........................          1,837              *                 1,837              *
 Michael & Mary Mesarchik, as JTWROS.........         13,334              *                13,334              *
 Wayne W. Mills (k)..........................        298,334             5.8              298,334              *
 Brian Mower.................................          2,000              *                 2,000              *
 Joan B. Mower...............................          1,134              *                 1,134              *
 William M. Mower (l)........................        220,958             4.3              220,958              *
 James Murphy................................          6,667              *                 6,667              *
 Joshua Neren................................          6,000              *                 6,000              *
 Steven Neren................................         79,445             1.5               79,445              *
 R. Vito Nicastro, Jr........................         22,812              *                22,812              *
 Dean L. & Kathleen Nicholson, as JTWROS.....          6,667              *                 6,667              *
 Fred Nielsen................................          6,667              *                 6,667              *
 Kevin W. Nielson............................         13,908              *                13,908              *
 Nikolai, Mersereau & Dietz, P.A.............            134              *                   134              *
 North American Capital LLC..................          3,334              *                 3,334              *
 D. Bradly Olah (m)..........................        203,334(3)          3.9              203,334              *
 D. Bradly Olah Irre vocable Trust ..........         10,000              *                10,000              *
 Terri Olah .................................        110,000(4)          2.1              110,000              *
 Robert E. Pasquarella.......................         13,334              *                13,334              *
 Mark A. Payne...............................            667              *                   667              *
 Barry D. Pellecchia.........................          6,667              *                 6,667              *
 Mary Beckman Quinn..........................          4,000              *                 4,000              *
 Gary & Wendy Jo Raak, JTWROS................          6,667              *                 6,667              *
 RFL Asset Management, LLC...................         10,000              *                10,000              *
 Linda J. Rickard............................          2,223              *                 2,223              *
 Philip C. Rickard (n).......................         11,537              *                11,537              *
 Philip J. Rickard...........................         20,000              *                20,000              *
 Kathleen R. Ricketson.......................          6,667              *                 6,667              *
 Pete & Susan Rockers, as JTWROS (o).........        100,000             1.9              100,000              *
 Sean M. Rosser..............................          8,000              *                 8,000              *
 Frank & Susan Russell.......................         10,000              *                10,000              *
 C. Gregory Sagan & Martha L. Walker, as
   JTWROS....................................          6,667              *                 6,667              *
 Andrew N. Salmen............................          3,334              *                 3,334              *
 Michael Salmen..............................         10,000              *                10,000              *
 Sandra A. Salmen............................          3,334              *                 3,334              *
 T.J. Salmen and Associates, Inc.............          3,334              *                 3,334              *
 Tom P. Sampir...............................          3,334              *                 3,334              *

                                                    WARRANTS          PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL        WARRANTS           BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 Joseph M. Schaefer..........................          6,667              *                 6,667              *
 Paul Schaffer...............................          6,667              *                 6,667              *
 Barbara M. Schaper..........................         25,000              *                25,000              *
 Peter Schmit................................          3,334              *                 3,334              *
 Stephen Schwalbach..........................          6,667              *                 6,667              *
 Joseph Schwartzbauer........................         10,000              *                10,000              *
 Ted & Ruth Warren Schwarzrock, as JTWROS....         13,334              *                13,334              *
 Robert Shuman...............................          5,492              *                 5,492              *
 Nicole Silverhus............................          8,000              *                 8,000              *
 Sharon B. & M. Philip Snyder, as JTWROS.....          6,667              *                 6,667              *
 John F. Stapleton...........................        150,000             2.9              150,000              *
 William Stesin..............................          1,334              *                 1,334              *
 George K. Stewart...........................          6,667              *                 6,667              *
 William B. Stewart .........................          6,667              *                 6,667              *
 John M. Styrbicki...........................          6,667              *                 6,667              *
 Thomas M. Sullivan..........................          6,667              *                 6,667              *
 Tetsu Takashima.............................          3,334              *                 3,334              *
 Gary & Tamara Tesar, JTWROS.................          3,334              *                 3,334              *
 John M. & Janice M. Tesar, JTWROS...........          3,334              *                 3,334              *
 Mark W. Thomas..............................          5,600              *                 5,600              *
 U.S. Bank Trust N.A., as trustee FBO
   Michael Noble IRA.........................          3,334              *                 3,334              *
 U.S. Bank Trust N.A., as trustee FBO Paul
   Schaffer IRA..............................          6,667              *                 6,667              *
 US Bank Trust National Association, as
   Trustee for the James M. Farrell SEP IRA..          3,334              *                 3,334              *
 US Bank Trust National Association, as
   Trustee of the Cindy J. Bray IRA..........          6,667              *                 6,667              *
 US Bank Trust National Association, as
   Trustee of the Kevin Berg IRA.............          3,334              *                 3,334              *
 US Bank Trust National Association, as TTEE
   of the Paul K. Cavanor IRA................          3,334              *                 3,334              *
 Jeffrey I. Warbalowsky......................         50,000             1.0               50,000              *
 Tim & Sandy Warner, as JTWROS...............          4,000              *                 4,000              *
 Carsten Weiss...............................         10,000              *                10,000              *
 Malcolm H. & Sandra Weiss, as JTWROS........          2,000              *                 2,000              *
 Steven A. & Mary Sue K. Weiss, as JTWROS....          8,000              *                 8,000              *
 Wendover I, LLP.............................          8,000              *                 8,000              *
 Joseph Hixon Whitney........................         10,000              *                10,000              *
 Michael J. Wier.............................          6,667              *                 6,667              *
 Thomas J. Williams..........................          6,667              *                 6,667              *
 Brian Wilson................................          2,667              *                 2,667              *
 Wyncrest Capital, Inc. .....................        233,334(2)          4.5              133,334             1.9
 Jeffrey A. Zinnecker........................          4,000              *                 4,000              *

-----------------------------
*Less than 1 percent

(a) The president and principal owner of Boston Financial Partners, Inc. is Thomas Brazil.

(b)      Mr. Brimmer is our Chairman of the Board.
(c)      Mr. Eibensteiner is a director of our company.
(d)      Ms. Goldberg was a director of Old AIQ until March 2001.
(f)      Mr. Hashimoto was a director of Old AIQ until March 2001.
(g) Ms. Jameson was formerly a vice-president of our Edge Technologies subsidiary.
(h) Mr. Jameson was formerly a vice-president of our Edge Technologies subsidiary.
(i)      Mr. Lambert was the chief executive officer of Old AIQ until June 2000.
(j) Maslon Edelman Borman & Brand, LLP provides legal services to our company and is expected to continue to provide such services in the future.
(k)      Mr. Mills is a director of our company.
(l) Mr. Mower, a partner in the law firm of Maslon Edelman Borman & Brand, LLP, is currently an assistant secretary of our company. He was also a director of Old AIQ until April 2001, its chief financial officer from May 6, 1999 until August 2000, and its secretary from May 6, 1999 to December 6, 2000.

(m) Mr. Olah is our President and Chief Executive Officer, as well as a director of our company.

(n)      Mr. Rickard is an executive vice president of our company.
(o) Mr. Rockers formerly served as the president and chief operating officer of Old AIQ from August 2000 until April 2001.

                                 --------------


(1) Includes 450,000 warrants held by Mr. Brazil, the president and principal owner of Boston Financial Partners.
(2) Represents 133,334 warrants held by Wyncrest Capital, Inc., of which Mr. Eibensteiner is the president and sole owner, and 100,000 warrants held by Mr. Eibensteiner.
(3) Does not include 110,000 warrants held by Terri Olah, Mr. Olah's spouse, and 10,000 warrants held by the D. Bradly Olah Irrevocable Trust.
(4) Does not include 203,334 warrant held by D. Bradly Olah, Ms. Olah's spouse, as well as 10,000 warrants held by the D. Bradly Olah Irrevocable Trust.

COMMON STOCK

         The following table sets forth the number of shares of the common stock owned by the selling security holders as of May 1, 2002, and after giving effect to this offering.

                                                     SHARES           PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL         SHARES            BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 Carole Adams................................        6,071              *                 6,071                 *
 Robert G. Allison...........................       20,000              *                20,000                 *
 Andcor Companies, Inc.......................      109,797              *                43,919(1)              *
 Avery Family Limited Partnership............       66,667              *                26,667(1)              *
 Christian L. Babo...........................        2,001              *                   800(1)              *
 Bonnie Benda................................        1,676              *                 1,676                 *
 Paul F. Berg................................        8,334              *                 3,334(1)              *
 Constance Berman............................        2,000              *                 2,000(2)              *
 Gregory Bertagnoli..........................        8,334              *                 3,334(1)              *
 Earle & Florence L. Bester, as JTWROS.......       16,667              *                 6,667(1)              *
 Blake Capital Partners, LLC.................    2,157,854(3)         17.3              500,000(4)            13.8
 Barbara A. Blanco...........................       33,334              *                13,334(1)              *
 Boston Financial Partners, Inc. ............    1,180,000(5)          9.5              480,000(6)             5.8
 Barbara Bowman, as custodian for Jennifer
   Lynn Mower under the MN UGTMA.............        2,779              *                 1,112(1)              *
 Barbara Bowman, as custodian for Rachel
   Hannah Mower under the MN UGTMA...........        2,779              *                 1,112(1)              *
 James W. Bowman.............................       16,667              *                 6,667(1)              *
 James W. and Barbara A. Bowman, JTWROS......       21,001              *                14,001(1)              *
 Gregory Boyle...............................       33,334              *                13,334(1)              *
 Jon Braufman................................          315              *                   315(2)              *
 Miles Braufman..............................        1,315              *                 1,315(2)              *
 Thomas Brazil...............................    1,180,000(7)          9.5              700,000(8)             4.1
 Phil & Cindy Breckman, as JTWROS............        8,334              *                 3,334(1)              *
 Kenneth W. Brimmer & Jaye M. Snyder, as
   JTWROS (a)................................      987,835(9)          8.1              206,667(1)             6.5
 Brimstone Ltd...............................      320,000             2.7              320,000(10)             *
 Randy R. Brown..............................       16,667              *                 6,667(1)              *
 Timothy E. & Patricia L. Buffham, as
   JTWROS....................................       21,000              *                 8,400(1)              *
 Timothy E. & Patricia L. Buffham, as
   trustees of the Minnetonka Real Estate
   Services, Inc. Money Purchase Plan u/a
   dtd 12/30/96..............................       25,000              *                10,000(1)              *
 Joseph Buska................................        2,189              *                 2,189(2)              *
 Wilbur Cant.................................        1,214              *                 1,214                 *
 Jose R. & Pamela Jo Charles, as trustees of
   the Charles Family Revocable Trust u/a/d
   6/17/98...................................       20,001              *                 8,000(1)              *
 Dr. Charles F. Chesney......................       16,667              *                 6,667(1)              *
 John M. Christopherson......................       12,000              *                 8,000(1)              *
 CMM Properties, LLC ........................       66,667              *                66,667                 *
 Jay N. Cohn, M.D............................       16,667              *                 6,667(1)              *

                                                     SHARES           PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL         SHARES            BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 James W. Cox, as trustee of the Ari M.
   Lederman Irrevocable Trust u/a/d 6/15/99..        1,112              *                   445(1)              *
 James W. Cox, as trustee of the Sara C.
   Lederman Irrevocable Trust u/a/d 6/15/99..        1,112              *                   445(1)              *
 Tony Crawford...............................        3,946              *                 3,946                 *
 Wes Cugnet..................................        5,000              *                 2,000(1)              *
 Regis Dahl..................................      184,600(11)         1.6               50,000(12)            1.2
 Stephen R. Dahl.............................        8,334              *                 3,334(1)              *
 Brion J. & Laura J. Demski, as JTWROS.......        8,334              *                 3,334(1)              *
 Richard J. & Carole E. Demski, as JTWROS....        8,334              *                 3,334(1)              *
 Richard J. & Karen L. Demski, as JTWROS.....        8,334              *                 3,334(1)              *
 Gerald L. Dettinger.........................       16,667              *                 6,667(1)              *
 Carol Dicke.................................       12,143              *                12,143                 *
 Steven D. Dix and Debra J. Dix, JTWROS......        2,500              *                 1,000(1)              *
 Jeff Dobbs..................................       33,334              *                13,334(1)              *
 Dan Dryer...................................        8,334              *                 3,334(1)              *
 Stephen M. Duncan, as Trustee of Stephen M.
   Duncan Revocable Trust u/a/d 2/25/98......       16,667              *                 6,667(1)              *
 Joseph Eibensteiner.........................      115,397(13)         1.6              102,163(1)              *
 Ronald E. Eibensteiner (b)..................      690,834(14)         5.8              300,000(15)            3.4
 Ellis Family Limited Partnership............       20,000              *                20,000                 *
 Thomas Erdmann..............................       12,446              *                12,446                 *
 Erla M. Fallenstein ........................        8,334              *                 3,334(1)              *
 John C. Feltl...............................        3,786              *                 3,786(2)              *
 Robert Fiss.................................        1,214              *                 1,214                 *
 Henry Fong..................................      240,000             2.1              240,000(16)             *
 Leo Fong, ttee for the 1998 Leo Fong
   Irrevocable Trust.........................      240,000             2.1               90,000(17)             *
 Christopher Francis.........................        2,385              *                 2,385(2)              *
 John T. Gianfagna...........................        2,500              *                 1,000(1)              *
 Adele J. Goldberg (c).......................      137,500(18)         1.2               50,000(1)              *
 Dennis D. Gonyea............................       10,000              *                10,000                 *
 Scott Grams.................................        5,001              *                 2,000(1)              *
 Tom Guettler................................          486              *                   486                 *
 Gulfstream Financial Partners LLC...........      730,000(19)         6.0              615,000(20)             *
 Glen W. Gust................................       16,667              *                 6,667(1)              *
 Charles & Kim Hale, as JTWROS...............        1,112              *                   445(1)              *
 Frank & Kathy Hamel, as JTWROS..............        8,334              *                 3,334(1)              *
 Lamar & Judy Hamilton, as JTWROS............       10,000              *                 4,000(1)              *
 Cory Hanscom................................        2,500              *                 1,000(1)              *
 Steven J. Harmon............................       33,333              *                13,334(1)              *
 Hiroyoshi Hashimoto (e).....................       76,111(21)          *                27,778(1)              *
 Takashi Hashimoto...........................        2,778              *                 1,112(1)              *
 Yuriko Hashimoto............................        2,778              *                 1,112(1)              *
 Angela Warrington Healy.....................       12,143              *                 2,143                 *

                                                     SHARES           PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL         SHARES            BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 John P. Hickey..............................       16,667              *                 6,667(1)              *
 Michael L. & Janice M. Hildebrand,  as
   JTWROS....................................        6,667              *                 2,667(1)              *
 Barry Hollander.............................       25,000              *                25,000(22)             *
 Gladys Holst................................        1,821              *                 1,821                 *
 Mark C. Hoonsbeen...........................       16,667              *                 6,667(1)              *
 Chuck Howard................................        8,334              *                 3,334(1)              *
 Gordon Hulbert..............................       28,055              *                11,222(1)              *
 Industricorp & Co., Inc. FBO Twin City
   Carpenters Pension Plan...................       50,000              *                50,000                 *
 IntraNet Solutions, Inc. (nka Stellent,
   Inc.).....................................      952,453             8.0              327,648(23)            5.4
 Jon Isackson................................      115,354             1.0              115,354                 *
 Charles Jameson, Jr.........................       32,099              *                12,840(1)              *
 Geri L. Jameson (f).........................      433,124(24)         3.9              173,250(1)             2.5
 Timothy G. Jameson (g)......................      433,124(24)         3.9              173,250(1)             2.5
 Raymond R. Johnson..........................       10,000              *                10,000                 *
 Samuel L. Kaplan............................       16,667              *                 6,667(1)              *
 Stephen R. Kellogg..........................       16,667              *                 6,667(1)              *
 James and Barbara Kelm......................       16,393              *                16,393                 *
 Amy Goggin Kemmerer.........................        3,036              *                 3,036                 *
 Key West Associates, LLC....................      210,000             1.8              210,000(22)             *
 LeRoy Kimmes................................        1,214              *                 1,214                 *
 Husam Kinawi................................       61,112              *                24,445(1)              *
 Gerald Klassen..............................       12,833              *                 5,134(1)              *
 Robert & Carolyn Koemptgen, as JTWROS.......       16,667              *                 6,667(1)              *
 Mark Kroeger................................       85,000(25)          *                50,000(12)             *
 William J. Lambert (h)......................       82,224(26)          *                 8,889(1)              *
 John D. Lane................................      108,000              *               108,000(27)             *
 David Lantz.................................        1,200              *                 1,200(2)              *
 Alfred E. LaTour, Jr........................          557              *                   223(1)              *
 Eric V. Lawrence............................        8,334              *                 3,334(1)              *
 Richard C. Lockwood.........................      135,000             1.2               30,000(28)             *
 Dylan P. Lohonen............................        2,001              *                   800(1)              *
 Mark Machtemes..............................       12,143              *                12,143                 *
 Maslon Edelman Borman & Brand LLP...........       46,627              *                46,627(29)             *
 Sandra Mayasich (fka Sandra A. Salmen)......        8,334              *                 3,334(1)              *
 Kevin McHale................................       16,667              *                 6,667(1)              *
 Laurence McMillan...........................        4,592              *                 1,837(1)              *
 Michael & Mary Mesarchik, as JTWROS.........       23,334              *                13,334(1)              *
 Marvin Miller...............................       32,985              *                32,985                 *
 Wayne W. Mills (i)..........................    2,157,834(30)        17.3              498,334(31)           13.8
 Brian Mower.................................        5,001              *                 2,000(1)              *
 Joan B. Mower...............................        2,835              *                 1,134(1)              *
 William M. Mower (j)........................      462,958(32)         3.9              220,958(1)             2.1
 James Murphy................................       16,667              *                 6,667(1)              *
 Joshua Neren................................       15,000              *                 6,000(1)              *
 Steven Neren................................       86,112              *                79,445(33)             *
 R. Vito Nicastro, Jr........................       57,208              *                22,812(1)              *

                                                     SHARES           PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL         SHARES            BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 Dean L. & Kathleen Nicholson, as JTWROS.....       16,667              *                 6,667(1)              *
 Fred Nielsen................................       16,667              *                 6,667(1)              *
 Kevin W. Nielson............................       34,770              *                13,908(1)              *
 Nikolai, Mersereau & Dietz, P.A.............          334              *                   134(1)              *
 North American Capital LLC .................        8,334              *                 3,334(1)              *
 Jerry O'Brien ..............................        3,036              *                 3,036                 *
 D. Bradly Olah (k) .........................    1,430,334(34)        11.8              203,334(1)            10.3
 D. Bradly Olah Irrevocable Trust............       25,000              *                10,000(1)              *
 Terri Olah (l)..............................    1,430,334(35)        11.8              110,000(1)            11.0
 Robert E. Pasquarella.......................       33,334              *                13,334(1)              *
 Mark A. Payne...............................        1,667              *                   667(1)              *
 Pegasus Investment Holdings Ltd.............       50,000              *                50,000(36)             *
 Barry D. Pellecchia.........................       16,667              *                 6,667(1)              *
 Perkins Capital Management, Inc. Profit
   Sharing Plan & Trust U/A dtd 12/15/86.....       12,500              *                12,500                 *
 Daniel S. and Patrice M. Perkins, JTWROS....       25,000              *                25,000                 *
 Richard C. Perkins..........................       25,000              *                25,000                 *
 Charlie Pruitt..............................        3,036              *                 3,036                 *
 Pyramid Partners, L.P.......................      100,000              *               100,000                 *
 Mary Beckman Quinn..........................       10,000              *                 4,000(1)              *
 Gary & Wendy Jo Raak, JTWROS................       16,667              *                 6,667(1)              *
 Bruce Reichert..............................       10,943              *                10,943(2)              *
 RFL Asset Management LLC....................      266,667             2.3              250,000(37)             *
 Linda J. Rickard............................        5,557              *                 2,223(1)              *
 Philip C. Rickard (m).......................       88,842(38)          *                11,537(1)              *
 Philip J. Rickard...........................       50,001              *                20,000(1)              *
 Kathleen R. Ricketson.......................       16,667              *                 6,667(1)              *
 Pete & Susan Rockers, JTWROS (n)............      350,000(39)         3.0              100,000(1)             2.1
 Nick Rolfes.................................        4,553              *                 4,553                 *
 Sean M. Rosser..............................       20,001              *                 8,000(1)              *
 Frank & Susan Russell, JTWROS...............       49,500(40)          *                10,000(1)              *
 C. Gregory Sagan & Martha L. Walker, as
   JTWROS....................................       16,667              *                 6,667(1)              *
 Mike Salisbury..............................        1,214              *                 1,214                 *
 Andrew N. Salmen............................        8,334              *                 3,334(1)              *
 Michael Salmen..............................       25,000              *                10,000(1)              *
 Tom P. Sampir...............................        8,334              *                 3,334(1)              *
 Joseph M. Schaefer..........................       16,667              *                 6,667(1)              *
 Paul Schaffer...............................       16,667              *                 6,667(1)              *
 Barbara M. Schaper..........................       25,000              *                25,000(27)             *
 Peter Schmit................................        8,334              *                 3,334(1)              *
 Stephen Schwalbach..........................       16,667              *                 6,667(1)              *
 Joseph Schwartzbauer........................       25,000              *                10,000(1)              *
 Ted & Ruth Warren Schwarzrock, as JTWROS....       33,334              *                13,334(1)              *
 Robert Shuman...............................       13,730              *                 5,492(1)              *
 Nichole Silverhus...........................       20,000              *                 8,000(1)              *

                                                     SHARES           PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL         SHARES            BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 Sharon B. & M. Philip Snyder, as JTWROS.....       16,667              *                 6,667(1)              *
 John F. Stapleton...........................      400,000             3.4              400,000(41)             *
 William Stesin..............................        3,334              *                 1,334(1)              *
 George K. Stewart...........................       16,667              *                 6,667(1)              *
 William B. Stewart..........................       16,667              *                 6,667(1)              *
 John M. Styrbicki...........................       16,667              *                 6,667(1)              *
 Thomas M. Sullivan..........................       16,667              *                 6,667(1)              *
 Tetsu Takashima.............................        8,666(42)          *                 3,334(1)              *
 Gary & Tamara Tesar, JTWROS.................        8,334              *                 3,334(1)              *
 John M. & Janice M. Tesar, JTWROS...........        8,334              *                 3,334(1)              *
 Mark W. Thomas..............................       14,000              *                 5,600(1)              *
 Steve Thompson..............................       30,356              *                30,356                 *
 T.J. Salmen and Associates, Inc.............        8,334              *                 3,334(1)              *
 U.S. Bank Trust N.A., as trustee FBO
   Michael Noble IRA.........................        8,334              *                 3,334(1)              *
 U.S. Bank Trust N.A., as trustee FBO Paul
   Schaffer IRA..............................       16,667              *                 6,667(1)              *
 US Bank Trust National Association, as
   Trustee for the James M. Farrell SEP IRA..        8,334              *                 3,334(1)              *
 US Bank Trust National Association, as
   Trustee of the Cindy J. Bray IRA..........       16,667              *                 6,667(1)              *
 US Bank Trust National Association, as
   Trustee of the Kevin Berg IRA.............        8,334              *                 3,334(1)              *
 US Bank Trust National Association, as TTEE
   of the Paul K. Cavanor IRA................        8,334              *                 3,334(1)              *
 USB Piper Jaffray as Custodian FBO Bradley
   A. Erickson IRA...........................       15,000              *                15,000                 *
 USB Piper Jaffray as Custodian FBO Dave H.
   Potter IRA................................       15,000              *                15,000                 *
 USB Piper Jaffray as Custodian FBO James G.
   Peters IRA................................       10,000              *                10,000                 *
 George Vogel................................        3,036              *                 3,036                 *
 Marjorie Vogel..............................        2,428              *                 2,428                 *
 Tim & Sandy Warner, as JTWROS...............       10,000              *                 4,000(1)              *
 Larry Warrington............................       18,821              *                18,821                 *
 Mark Warrington.............................          486              *                   486                 *
 Mitzi Warrington............................       88,452              *                88,452                 *
 Stuart Warrington...........................       10,297              *                10,297                 *
 Bernard Weber...............................        5,220              *                 5,220(2)              *
 Martin Weber................................        4,711              *                 4,711(2)              *
 Shawn P. Weinand............................       10,000              *                10,000                 *
 Carsten Weiss...............................       25,000              *                10,000(1)              *
 Malcolm H. & Sandra Weiss, as JTWROS........        5,001              *                 2,000(1)              *
 Steven A. & Mary Sue K. Weiss, as JTWROS ...       20,001              *                 8,000(1)              *
 Wendover I, LLP.............................       20,001              *                 8,000(1)              *
 Jeffrey I. Werbalowsky......................       50,000              *                50,000(27)             *

                                                     SHARES           PERCENTAGE        NUMBER OF          PERCENTAGE
                                                  BENEFICIALLY        BENEFICIAL         SHARES            BENEFICIAL
                                                      OWNED           OWNERSHIP        OFFERED BY          OWNERSHIP
                                                     BEFORE             BEFORE           SELLING              AFTER
 NAME                                               OFFERING           OFFERING        SHAREHOLDER          OFFERING
 ---------------------------------------------   ---------------    ---------------   ---------------    --------------
 David M. Westrum, TTEE FBO David M. Westrum
   Revocable Living Trust u/a dtd 6-1-97.....       10,000              *                10,000                 *
 Joseph Hixon Whitney........................       25,000              *                10,000(1)              *
 Michael J. Wier.............................       16,667              *                 6,667(1)              *
 Thomas J. Williams..........................       16,667              *                 6,667(1)              *
 Brian Wilson................................        6,667              *                 2,667(1)              *
 Wyncrest Capital, Inc. .....................      685,834(43)         5.8              333,334(44)            3.0
 Jeffrey A. Zinnecker........................       10,000              *                 4,000(1)              *

------------------
     * Less than 1%.

(a)      Mr. Brimmer is our Chairman of the Board.
(b)      Mr. Eibensteiner is a director of our company.
(c)      Ms. Goldberg was a director of Old AIQ until March 2001.
(e)      Mr. Hashimoto was a director of Old AIQ until March 2001.
(f) Ms. Jameson was formerly a vice-president of our Edge Technologies subsidiary.
(g) Mr. Jameson was formerly a vice-president of our Edge Technologies subsidiary.
(h)      Mr. Lambert was the chief executive officer of Old AIQ until June 2000.
(i)      Mr. Mills is a director of our company.
(j) Mr. Mower, a partner in the law firm of Maslon Edelman Borman & Brand, LLP, is currently an assistant secretary of our company. He was also a director of Old AIQ until April 2001, its chief financial officer from May 6, 1999 until August 2000, and its secretary from May 6, 1999 to December 6, 2000.

(k) Mr. Olah is our President and Chief Executive Officer and a director of our company.

(l)      Ms. Olah is the spouse of D. Bradly Olah.
(m)      Mr. Rickard is an executive vice president of our company.
(n) Mr. Rockers was president and chief operating officer of Old AIQ from August 2000 until April 2001.

                              ---------------------

(1)      Represents shares issuable upon the exercise of Class B Redeemable
         Warrants.
(2) Represents shares issuable upon the exercise (at a price of $2.75 per share) of warrants issued to selling agents in connection with a 2000 private placement.
(3) Includes 500,000 shares issuable upon exercise (at a price of $3.00 per share) of warrants issued to financial advisors in connection with our merger with active IQ Technologies, Inc. Also includes 15,000 shares issuable upon exercise of publicly traded warrants. Also includes 30,000 shares owned by Sea Spray, Ltd., a foreign corporation of which Mr. Mills is the sole shareholder, 150,000 shares owned by Mr. Mills' spouse. Mr. Mills disclaims beneficial ownership of his spouse's shares. Also includes 997,000 shares owned by Wayne Mills (sole director of Blake Capital Partners, LLC) plus 100,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued in connection with the Series B Preferred Stock; 90,000 shares issuable upon the exercise (at a price of $5.50 per share) of warrants issued in connection with a January 2001 private placement and exchanged for Class B Redeemable Warrants; and 208,334 shares issuable upon the exercise (at a price of $5.50 per share) of Class B Redeemable Warrants.
(4) Represents 500,000 shares issuable upon exercise (at a price of $3.00 per share) of warrants issued to financial advisors in connection with our merger with active IQ Technologies, Inc.
(5) Includes 180,000 shares issuable upon the exercise of Class B Warrants and the following shares held by Thomas Brazil: 450,000 shares issuable upon the exercise of Class B Warrants and 250,000 shares issuable upon the exercise (at a price of $7.50 per share) of a warrant.
(6) Includes 180,000 shares issuable upon the exercise of Class B Redeemable Warrants.
(7) Includes 480,000 shares held by Boston Financial Partners, Inc., of which 180,000 shares are issuable upon the exercise of Class B Warrants. Mr. Brazil is the president and principal owner of Boston Financial Partners, Inc. Also includes the shares described in note
         (8), below.

(8) Represents 450,000 shares issuable upon the exercise of Class B Warrants and 250,000 shares issuable upon the exercise (at a price of $7.50 per share) of a warrant, all of which warrants were issued in connection in consideration for financial advisory services rendered to our company.
(9) Includes (i) 200,000 shares issuable to Mr. Brimmer upon the exercise (at a price of $1.00 per share) of options, (ii) 250,000 shares issuable upon the exercise (at a price of $5.00 per share) of options,
         (iii) 1,167 shares issuable upon the exercise (at a price of $37.50 per share) of a warrant, and (iv) 206,667 shares issuable upon the exercise of Class B Redeemable Warrants.
(10) Includes 120,000 shares issuable upon the exercise of Class B Redeemable Warrants.
(11) Includes (i) 122,900 shares issuable upon the exercise (at a price of $7.15 per share) of our currently outstanding public warrants, and (ii) 50,000 shares issuable upon the exercise (at a price of $5.50 per share) of a warrant issued as payment for consulting services rendered to Meteor Industries, Inc.
(12) Represents shares issuable upon the exercise of Class B Warrants issued in exchange for a warrant to purchase such number of shares (at a price of $5.50 per share) issued in January 2001 as payment for consulting services rendered to Meteor Industries, Inc.
(13) Includes 102,163 shares issuable upon exercise of the Class B Redeemable Warrants.
(14) In addition to 200,000 shares held directly by Mr. Eibensteiner, which shares are being registered hereby, also includes (i) 50,000 shares issuable upon the exercise (at a price of $1.00 per share) of an option, (ii) 100,000 shares issuable upon the exercise of Class B Warrants, and (iii) 340,834 shares beneficially owned by Wyncrest Capital, Inc., of which Mr. Eibensteiner is the president and principal owner, including 133,334 shares issuable upon the exercise of Class B Redeemable Warrants, all of which are also offered hereby.
(15) Includes 100,000 shares issuable upon the exercise of Class B Redeemable Warrants.
(16) Includes 120,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued upon conversion of our Series B Convertible Preferred Stock.
(17) Represents 90,000 shares issuable upon exercise of Class B Redeemable Warrants, which were issued in exchange for a warrant to purchase 90,000 shares (at a price of $5.50 per share) issued in connection with a January 2001 private placement by Meteor Industries.
(18) Includes 12,500 shares issuable upon the exercise (at a price of $1.00 per share) of an option and 50,000 shares issuable upon the exercise of Class B Redeemable Warrants.
(19) Includes 615,000 shares issuable upon the exercise (at a price of $5.50 per share) of a warrant issued by Meteor Industries upon the merger with Old AIQ in consideration of financial advisory services rendered and exchanged for Class B Redeemable Warrants.
(20) Represents 615,000 shares issuable upon the exercise Class B Warrants, which were issued in exchange (at a price of $5.50 per share) of a warrant issued by Meteor Industries upon the merger with Old AIQ in consideration of financial advisory services rendered.
(21) Includes 6,667 shares issuable upon the exercise (at a price of $15.00 per share) of an option and 27,778 shares issuable upon the exercise of Class B Redeemable Warrants.
(22) Represents shares issuable upon the exercise of Class B Warrants issued in exchange for warrants to purchase (at a price of $5.50 per share) such number of shares (at a price of $5.50 per share) issued by Meteor Industries upon the merger with Old AIQ in consideration of financial advisory services rendered.
(23) Represents (i) 307,648 shares issuable upon the exercise of Class B Redeemable Warrants and (ii) 20,000 shares issuable upon the exercise (at a price of $2.75 per share) of a warrant issued in connection with an August 2000 financing.
(24) Includes 25,000 shares issuable within 60 days upon the exercise (at a price of $2.75 per share) of options and 173,250 shares issuable upon exercise of Class B Redeemable Warrants.
(25) Includes 35,000 shares issuable upon the exercise (at a price of $2.75 per share) of options issued in connection with consulting services rendered to Meteor Industries, Inc.
(26) Includes 60,000 shares issuable upon the exercise (at a price of $1.00 per share) of an option and 8,890 shares issuable upon the exercise of Class B Redeemable Warrants.
(27) Shareholder originally held an underwriter's warrant which was exercised into 54,000 shares of common stock and a Class B warrant to purchase 54,000 shares of common stock.
(28) Represents shares issuable upon the exercise (at a price of $5.50 per share) of a warrant issued in connection with a January 2001 Meteor Industries, Inc. private placement.

(29)     Includes 11,984 shares issuable upon the exercise of Class B Warrants.
(30) Includes 30,000 shares owned by Sea Spray, Ltd., a foreign corporation of which Mr. Mills is the sole shareholder, 150,000 shares owned by Mr. Mills' spouse. Mr. Mills disclaims beneficial ownership of his spouse's shares. Also includes 100,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued in connection with the Series B Preferred Stock; 90,000 shares issuable upon the exercise (at a price of $5.50 per share) of warrants issued in connection with a January 2001 private placement and exchange for Class B Redeemable Warrants; and 208,334 shares issuable upon the exercise (at a price of $5.50 per share) of Class B Redeemable Warrants. Also includes 500,000 shares owned by Blake Capital Partners, LLC, a limited liability company whose sole director is Wayne Mills, issuable upon exercise (at a price of $3.00 per share) of warrants issued to financial advisors in connection with our merger with active IQ Technologies, Inc. Also includes 15,000 shares owned by Blake Capital and publicly traded warrants to purchase 15,000 shares (at an exercise price of $7.15 per share).
(31) Includes 100,000 shares issued upon the conversion of Series B Convertible Preferred Stock; 100,000 shares issued upon the exercise (at a price of $2.50 per share) of a warrant issued upon the conversion of the Series B Preferred Stock; 90,000 shares issuable upon the exercise (at a price of $5.50 per share) of warrants issued in connection with a January 2001 private placement and exchanged for Class B Redeemable Warrants; and 208,334 shares issuable upon the exercise (at a price of $5.50 per share) of Class B Redeemable Warrants. Does not include any shares or warrants owned by Blake Capital Partners, LLC, a company of which Mr. Mills is sole shareholder, which is listed separately in this table.
(32) Includes 30,000 shares issuable upon the exercise (at a price of $3.00 per share) of an option.
(33) Represents 75,000 shares issuable upon the exercise (at a price of $5.50 per share) of a warrant issued by Meteor Industries upon the merger with Old AIQ in consideration of financial advisory services rendered and 4,445 shares issuable upon the exercise of Class B Redeemable Warrants.
(34) Includes (i) 203,334 shares issuable upon the exercise of Class B Redeemable Warrants, (ii) 275,000 shares held by Mr. Olah's spouse, of which 110,000 shares are issuable upon the exercise of Class B Redeemable Warrants, (iii) 25,000 shares held by the D. Bradly Olah Irrevocable Trust, of which 10,000 shares are issuable upon the exercise of Class B Redeemable Warrants, (iv) 90,000 shares issuable upon the exercise (at a price of $1.00 per share) of an option, (v) 3,333 shares issuable upon the exercise (at a price of $15.00 per share) of an option, and (vi) 120,000 shares issuable upon the exercise (at a price of $5.00 per share) of an option.
(35) Includes shares held by Ms. Olah's spouse, D. Bradly Olah, as described in note (34).
(36) Represents 25,000 shares issuable upon the conversion of our Series B Convertible Preferred Stock and 25,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued upon conversion of the Series B Convertible Preferred Stock.
(37) Represents (i) 120,000 shares issued upon the conversion of our Series B Convertible Preferred Stock, (ii) 120,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued upon conversion of the Series B Convertible Preferred Stock, and (iii) 10,000 shares issuable upon the exercise of Class B Warrants issued in exchange for a warrant to purchase 10,000 shares (at a price of $5.50 per share) issued in connection with a January 2001 Meteor Industries, Inc. private placement.
(38) Includes (i) 60,000 shares issuable upon the exercise (at a price of $1.00 per share) of an employee option, (ii)11,537 shares issuable upon the exercise of Class B Redeemable Warrants.
(39) Includes (i) 100,000 shares issuable upon the exercise (at a price of $2.00 per share) of an employee option and 100,000 shares issuable upon the exercise of Class B Redeemable Warrants.
(40) Includes 24,500 shares issuable upon the exercise (at price of $2.00 per share) of an employee option and 10,000 shares issuable upon the exercise of our Class B Redeemable Warrants.
(41) Includes 150,000 shares issuable upon the exercise (at a price of $5.50 per share) of a warrant issued in connection with a January 2001 Meteor Industries, Inc. private placement.
(42) Includes 333 shares issuable upon the exercise (at a price of $37.50 per share) of a warrant.
(43) Includes 133,334 shares issuable upon the exercise of Class B Redeemable Warrants. Also includes (i) 50,000 shares issuable upon the exercise (at a price of $1.00 per share) within 60 days of an option held by Ronald E. Eibensteiner, the president and sole owner of Wyncrest Capital, (ii) 100,000 shares issuable upon the exercise of Class B Warrants held by Ronald E. Eibensteiner, (iii) 200,000 shares held by Mr. Eibensteiner.
(44) Includes 133,334 shares issuable upon the exercise of Class B Redeemable Warrants.

                              PLAN OF DISTRIBUTION

         We are registering the shares offered by this prospectus in part on behalf of the selling security holders. We agreed to file a registration statement under the Securities Act of 1933, as amended covering resale by the selling security holders and, with respect to some of the selling security holders, use our best efforts to cause the registration statement to be declared effective as soon as possible thereafter. As used in this prospectus, the term "selling security holders" means the persons identified in the tables in the section of this prospectus entitled "Selling Security Holders," and each of their respective donees, pledgees, transferees and other successors in interest selling securities received from a selling security holder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of our Class B Redeemable Warrants and common stock may be effected by the selling security holders at various times in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling security holders.

         In certain instances, we have agreed to indemnify the selling security holders and their officers, directors, employees and agents, and each person who controls any selling security holders, against certain liabilities, including liabilities arising under the Securities Act. Some of the selling security holders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

         The selling security holders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

LOCK UP AGREEMENTS

         Certain of our shareholders have entered into agreements by which they agree not to sell their shares of our common stock for a period of time.

         In connection with the stock purchase agreement dated as of June 6, 2001 with Red Wing Business Systems, Inc. ("Red Wing"), the former shareholders of Red Wing agreed that, following the date that a registration statement registering the shares received in the transaction becomes effective, such shareholders will not sell, offer to sell, transfer, hypothecate, contract to sell, grant any option to purchase, or otherwise dispose of 75 percent of the aggregate number of shares of our common stock received in the transaction, except by operation of law, by bona fide gift or by bona fide pledge. Every three months following the effective date of a registration statement covering the resale of such shares, 12.5 percent of the aggregate number of shares issued to the former Red Wing shareholders become free of these restrictions.

         Pursuant to an agreement dated September 14, 2001, the former shareholders of Champion Business Systems agreed that, following the effective date of the registration statement that contains this prospectus, they will not sell, offer to sell, transfer, hypothecate, contract to sell, grant any option to purchase, or otherwise dispose of the aggregate of 299,185 shares of our common stock received in the transaction; provided, that the shareholders may sell up to 12.5 percent of the aggregate shares received in the merger every three months following the effective date of the registration statement containing this prospectus.




SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 12,868,591 shares of our common stock issued and outstanding, not including the shares issuable upon exercise of the Class B Redeemable Warrants. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an "affiliate" of our company (as defined in the Securities Act).

         Our currently outstanding shares that were issued in reliance upon the "private placement" exemptions provided by the Act are deemed "restricted securities" within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. As of April 30, 2002, the 4,385,931 restricted shares of our common stock that were issued in connection with the merger with Old AIQ became eligible for sale pursuant to Rule 144 under the Securities Act.


         In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker's transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of the shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

         Rule 701 promulgated under the Securities Act as currently in effect, allows for any employee, consultant or advisor of our company who purchases shares from us by exercising a stock option outstanding on the date of this prospectus is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but need not comply with certain restrictions contained in Rule 144, including the holding period requirement. In addition, the holders of options issued pursuant to plans maintained by Old AIQ and assumed by us following the merger with Meteor Industries may sell at any time the shares issued or issuable under such options pursuant to Rule 701. Subject to vesting requirements under the applicable option agreements, there are approximately 2,470,000 shares issuable upon the exercise of currently outstanding options granted under the Old AIQ plans. In addition, we have registered 250,000 shares of our common stock that are reserved for issuance under the 2000 Director Stock Option Plan. Shares issued upon exercise of outstanding options under the Director Stock Option Plan are generally eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

         Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing shareholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

MINNESOTA ANTI-TAKEOVER LAW

         Through our articles of incorporation, we have elected not to be governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

                           DESCRIPTION OF COMMON STOCK

         Other than our common stock, we have no other class or series of capital stock authorized. The following description summarizes the material terms and provisions of our common stock, but is not complete. For the complete terms of our common stock, please refer to our articles of incorporation and our by-laws, which are included in or incorporated by reference into the registration statement that includes this prospectus.


         Our common stock is quoted on the Nasdaq Small Cap Market System under the symbol "AIQT." The Transfer Agent and Registrar of our common stock is Firstar Bank, N.A., Milwaukee, Wisconsin. As of May 30, 2002, there were 11,646,345 shares of our common stock outstanding, held by approximately 943 shareholders, of which approximately 660 hold their shares in "street name."


         The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of our common stock are entitled to receive dividends out of the assets legally available at the time and in the amounts that our board of directors may determine from time to time. To date, however, no dividends have been paid to our shareholders and we do not anticipate paying any dividends for the foreseeable future. The common stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of our company, the holder of our common stock are entitled to share all assets legally available for distribution to our shareholders after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of our common stock is, and any shares of our common stock offered by this prospectus are, fully paid and nonassessable.

                   DESCRIPTION OF CLASS B REDEEMABLE WARRANTS

         The following discussion of certain terms and provisions of our Class B Redeemable Warrants is qualified in its entirety by reference to the warrant agreement dated August 1, 2001 (the "Warrant Agreement") between us and Firstar Bank, N.A., Milwaukee, Wisconsin (the "Warrant Agent") and also the detailed provisions of the form of warrant certificate attached to the Warrant Agreement. The Warrant Agreement is an exhibit to the Registration Statement that includes this prospectus.

         Each of our Class B Redeemable Warrants entitles the holder to purchase, at a price of $5.50 subject to adjustment, one share of our common stock at any time until April 30, 2006. The Company may redeem the warrants at a price of $.01 per warrant upon 30 days' prior written notice any time after April 30, 2002 following a period of 14 consecutive days in which the average closing bid price of our common stock exceeds $7.50 per share. In addition to the foregoing conditions, the Class B Redeemable Warrants may only be redeemed if the shares of common stock issuable upon exercise of the Class B Redeemable Warrants have been registered under the Securities Act or are otherwise freely transferable.

         Any holder of our Class B Redeemable Warrants who does not exercise prior to the redemption date, as set forth in our notice of redemption, will forfeit the right to purchase the shares of our common stock underlying the warrants and, after the redemption date, any outstanding Class B Redeemable Warrants will become void and be of no further force or effect.

         The Class B Redeemable Warrants have been issued pursuant to the Warrant Agreement between us and the Warrant Agent. The Company has authorized and reserved for issuance the shares of common stock issuable upon exercise of the Class B Redeemable Warrants. When delivered, all shares of common stock issued upon exercise of the Redeemable Warrants will be duly and validly authorized and issued, fully paid and nonassessable, and no preemptive rights or rights of first refusal will exist with respect thereto.

         The Class B Redeemable Warrants may be exercised upon surrender of the warrant certificate on or prior to its expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the Purchase Form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified check or bank check payable to the order of the Company) for the number of shares with respect to which such Warrant is being exercised.

         The exercise price of the Redeemable Warrants and the number of shares to be obtained upon exercise of such Warrant are subject to adjustment in certain circumstances including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the Common Stock. In the event of liquidation, dissolution or winding up of our company, holders of the Class B Redeemable Warrants, unless exercised, will not be entitled to participate in the assets of our company. Holders of the Class B Redeemable Warrants will have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the Class B Redeemable Warrants.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company's articles and by-laws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              ABOUT THIS PROSPECTUS

         This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

         (1)   New York Regional Office, 233 Broadway, New York, New York 10279.

         (2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         You can receive additional information about the operation of the SEC's Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.


         The SEC allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the SEC will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling security holders sell all of their securities or until the registration rights of the selling security holders expire. This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-68088). The following are specifically incorporated herein by reference:


         1. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Amendment No. 1 on Form 10-K/A filed on May 15, 2002;


         2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and Amendment No. 1 on Form 10-Q/A filed May 31, 2002;


         3. Amendment to Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2001 (filed April 12, 2002);


         4.    Current Report on Form 8-K dated May 20, 2002 (filed June 5,
               2002).



         5. Amendment to Current Report on Form 8-K/A dated April 30, 2001 (filed April 17, 2002);



         6. Amendment No. 2 to Current Report on Form 8-K/A dated June 6, 2001 (filed April 17, 2002);



         7. Amendment to Current Report on Form 8-K/A dated September 18, 2001 (filed April 17, 2002); and



         8. Current Report on Form 8-K dated December 28, 2001 (filed January 4, 2002).


         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                          Active IQ Technologies, Inc.
                        Attention: Mark Dacko, Controller
                          5720 Smetana Drive, Suite 101
                           Minnetonka, Minnesota 55343
                                 (952) 345-6600

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. The selling security holders will not make an offer of our securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the securities offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                     EXPERTS


         The balance sheet of activeIQ Technologies Inc. ("Old AIQ") as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement that contains this prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated March 23, 2001 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.



         We have not been able to obtain a signed, re-issued March 23, 2001 report from Arthur Andersen nor are we able to obtain their consent to incorporate that report by reference into this prospectus. Our inability to obtain a signed, re-issued report from Andersen and their consent to include such report in this prospectus may prevent you from being able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 in the event it is later determined that there are false statements contained in any portions of this prospectus that have been prepared or certified by Arthur Andersen.

         The consolidated financial statements of Active IQ Technologies, Inc. as of December 31, 2001 and for the fiscal year then ended incorporated by reference in this prospectus is a part have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in
Note 1 to the financial statements.


         The financial statements of Edge Technologies Incorporated as of and for the years ended December 31, 1999 and 2000 included in our Amendment to Current Report on Form 8-K/A filed on April 17, 2002, and incorporated by reference into this prospectus, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of Red Wing Business Systems, Inc. as of and for the years ended December 31, 1999 and 2000 included in our Amended Current Report on Form 8-K/A filed April 17, 2002, and incorporated by reference into this prospectus, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of Champion Business Systems, Inc. as of and for the years ended December 31, 1999 and 2000 included in our Amended Current Report on Form 8-K/A filed on April 17, 2002 and incorporated by reference into this prospectus have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      5,209,979 CLASS B REDEEMABLE WARRANTS

                        8,727,035 SHARES OF COMMON STOCK



                          ACTIVE IQ TECHNOLOGIES, INC.





                             ----------------------

                                   PROSPECTUS

                             ----------------------












                                         , 2002

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:

           SEC registration fee ..................................................     $       17,400
           Legal fees and expenses ...............................................             75,000
           Accounting fees and expenses ..........................................             40,000
           Miscellaneous .........................................................             30,000
                                                                                       --------------
           Total .................................................................     $      162,400
                                                                                       ==============

 ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company's articles and by-laws do not include any such prohibition or Limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16.   EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:

    EXHIBIT      DESCRIPTION OF DOCUMENT
    -------      -----------------------
     4.1         Articles of Incorporation (1)
     4.2         By-laws (2)
     4.3         Warrant Agreement dated August 1, 2001 (2)
     4.4         Form of Class B Redeemable Warrant Certificate (2)
     5.1         Opinion of Maslon Edelman Borman & Brand, LLP
    10.1         Employment agreement by and between Kenneth W. Brimmer and the
                 Company dated as of May 1, 2001 (2)
    10.2         Employment agreement by and between D. Bradly Olah and the
                 Company dated as of May 1, 2001 (2)

    10.3         Agreement dated November 27, 2001 by and between Kenneth W.
                 Brimmer and the Company (3)
    23.1         Consent of Virchow, Krause & Company, LLP
    23.2 Consent of Maslon Edelman Borman & Brand, LLP (included as a part of Exhibit 5.1)
    24.1         Power of Attorney (included on signature page hereof)


(1) Incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed on May 14, 2001.
(2) Previously filed as same exhibit number with the Company's Registration Statement on Form S-3 filed on August 21, 2001 (File No. 333-68088).
(3) Previously filed as same exhibit number with the Company's Amendment No. 1 to Registration Statement on Form S-3 filed on December 10, 2001 (File No. 333-68088).

ITEM 17.  UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on June 3, 2002.


                             ACTIVE IQ TECHNOLOGIES, INC.



                             By:    /s/ D. Bradly Olah
                                ---------------------------------------------
                                      D. Bradly Olah
                                      President and Chief Executive Officer


                                POWER OF ATTORNEY

         Each person whose signature to this Registration Statement appears below hereby constitutes and appoints D. Bradly Olah and Mark Dacko as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this Registration Statement and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed as of the 3rd day of June, 2002, by the following persons in the capacities indicated.



                          NAME                                              TITLE
                          ----                                              -----
     /s/ D. Bradly Olah                                   Chairman of the Board
---------------------------------------------------
by:  D. Bradly Olah as attorney-in-fact for
Kenneth W. Brimmer

     /s/ D. Bradly Olah                                   President and Chief Executive Officer
---------------------------------------------------       (Principal Executive Officer) and Director
         D. Bradly Olah

     /s/ Jeffrey M. Traynor                               Chief Financial Officer (Principal
---------------------------------------------------       Financial Officer)
         Jeffrey M. Traynor

     /s/ Mark D. Dacko                                    Controller (Principal Accounting Officer)
---------------------------------------------------
         Mark D. Dacko

     /s/ D. Bradly Olah                                   Director
---------------------------------------------------
by:  D. Bradly Olah as attorney-in-fact for
Ronald E. Eibensteiner


     /s/ D. Bradly Olah                                   Director
---------------------------------------------------
by:  D. Bradly Olah as attorney-in-fact for
Wayne W. Mills

                                  EXHIBIT INDEX


    EXHIBIT      DESCRIPTION OF DOCUMENT
    -------      -----------------------
     5.1         Opinion of Maslon Edelman Borman & Brand, LLP
    10.3         Agreement dated November 27, 2001 by and between Kenneth W.
                 Brimmer and the Company.
    23.1         Consent of Virchow, Krause & Company, LLP
    23.2         Consent of Maslon Edelman Borman & Brand, LLP (included as a part of Exhibit 5.1)
    24.1         Power of Attorney (included on signature page hereof)